Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Solta Medical, Inc.

at

$2.92 Per Share, Net in Cash,

by

Sapphire Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 23, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 22, 2014), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE PURCHASER (SUCH DATE, AS IT MAY BE SO EXTENDED, THE “EXPIRATION DATE” AND SUCH TIME, AS IT MAY BE SO EXTENDED, THE “EXPIRATION TIME”).

Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Solta Medical, Inc., a Delaware corporation (“Solta”), at a price of $2.92 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of December 15, 2013, by and among Solta, VPI, the Purchaser and Valeant, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Solta, with Solta continuing as the surviving corporation and a wholly owned subsidiary of VPI (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time other than (i) Shares held by Solta or owned by Valeant, VPI or the Purchaser, or by any direct or indirect wholly owned subsidiary of Solta, VPI or Valeant (in each case, other than Shares held on behalf of third parties), all of which will be canceled and will cease to exist, and (ii) Shares owned by stockholders of Solta who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) will be converted into the right to receive an amount in cash equal to the Offer Price.

THE SOLTA BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of Solta (the “Solta Board”) unanimously (i) approved and declared the advisability of the Merger Agreement, the Tender Agreements (as defined herein), the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Solta and the stockholders of Solta that Solta enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) and that the stockholders of Solta tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Solta and the stockholders of Solta and (iv) recommended that the stockholders of Solta accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, VPI, the Purchaser and Solta will cause the Merger to become effective without a meeting of the stockholders of Solta to adopt the Merger Agreement in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is, subject to the satisfaction of the “Minimum Tender Condition”, the “Regulatory Condition” and the other conditions described in Section 15—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 5 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

December 23, 2013

IMPORTANT

Any stockholder of Solta wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Solta who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Letter of Transmittal, the certificates for Shares and any other required documents must reach the Depositary prior to the Expiration Time, unless the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Stockholders may call toll free: (800) 628-8536

Banks and brokers may call collect: (212) 269-5550

email: info@dfking.com

December 23, 2013

SUMMARY TERM SHEET

Sapphire Subsidiary Corp., a wholly owned subsidiary of Valeant Pharmaceuticals International, is offering to purchase all outstanding Shares at a price of $2.92 per Share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Solta, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Sapphire Subsidiary Corp.

Who is offering to buy my Shares?

We are Sapphire Subsidiary Corp., a Delaware corporation recently formed for the purpose of making this Offer. We are a wholly owned subsidiary of Valeant Pharmaceuticals International or “VPI,” a Delaware corporation, which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. or “Valeant,” a Canadian corporation. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. Upon the terms and subject to the conditions set forth in this Offer to Purchase, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 9—“Certain Information Concerning Valeant, VPI and the Purchaser.”

VPI is a wholly owned subsidiary of Valeant. VPI is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices, focusing most of its efforts on products in the dermatology and neurology therapeutic classes. VPI also has branded generic, branded, and over-the-counter operations in Mexico, Central Europe and Australia. See Section 9—“Certain Information Concerning Valeant, VPI and the Purchaser.”

Valeant is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices, focusing most of its efforts on products in the dermatology, eye health and neurology therapeutic classes. Valeant also has branded generic, branded and over-the-counter operations in Central and Eastern Europe, Latin America, Southeast Asia and South Africa. See Section 9—“Certain Information Concerning Valeant, VPI and the Purchaser.”

Pursuant to the Merger Agreement, the Purchaser has agreed to, and VPI has agreed to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.

Valeant has agreed to guarantee unconditionally to Solta the performance of the obligations of VPI and the Purchaser under the Merger Agreement.

How many shares of Solta common stock are you offering to purchase?

We are seeking to purchase all of the issued and outstanding Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $2.92 per Share, net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares pursuant to the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because VPI wants to acquire control of, and ultimately following the Merger the entire equity interest in, Solta. See Sections 1—“Terms of the Offer” and 13—“Purpose of the Offer; No Stockholder Approval; Plans for Solta.”

Is there an agreement governing the Offer?

Yes. Solta, Valeant, VPI and the Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“The Transaction Agreements.”

Has the Solta Board approved the Offer?

Yes. After careful consideration, the Solta Board unanimously (i) approved and declared the advisability of the Merger Agreement, the Tender Agreements (as defined herein), the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Solta and the stockholders of Solta that Solta enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Solta tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Solta and the stockholders of Solta and (iv) recommended that the stockholders of Solta accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

Accordingly, the Solta Board has unanimously recommended that you accept the Offer and tender your Shares to the Purchaser in the Offer. Solta’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the SEC in connection with the Offer and will be mailed to the stockholders of Solta with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

Have any stockholders of Solta agreed to tender their Shares in the Offer?

Yes. In connection with the execution of the Merger Agreement, the Purchaser and VPI have entered into tender agreements with all directors and certain officers of Solta, along with an affiliated entity of one director (collectively, the “Tendering Stockholders”), who together hold approximately 7.6% of the outstanding Shares (the “Tender Agreements”). The Tender Agreements provide, among other things, that the Tendering

Stockholders will validly tender all of their Shares in the Offer. The Tendering Stockholders have also agreed not to withdraw tendered Shares unless the Offer has been terminated prior to the Expiration Time in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms. See Section 12—“The Transaction Agreements—The Tender Agreements.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Tender Condition (as described below);

•	any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated on the Expiration Date;

•	the absence of any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

•	certain other customary conditions.

The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that Shares that have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represent at least a majority of the Shares (determined on a fully diluted basis on the date of purchase).

The Offer is also subject to a number of other important conditions. We may waive some of these conditions without Solta’s consent. We cannot, however, waive or change the Minimum Tender Condition without the consent of Solta. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?

VPI and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $252,860,000. The Purchaser anticipates funding these payments with cash on hand and from available credit facilities of VPI. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger;

•	we and VPI have cash, cash equivalents and marketable securities that, together with available credit facilities, will be sufficient to finance the Offer and the Merger; and

•	Valeant has agreed to guarantee unconditionally to Solta the performance of the obligations of VPI and the Purchaser under the Merger Agreement.

Receipt of financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements—The Merger Agreement—Guarantee of Valeant.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, on January 23, 2014 (which is one minute after 11:59 p.m. New York City time, on January 22, 2014), to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Solta nor VPI terminates the Merger Agreement in accordance with its terms:

We may, and if requested by Solta will, if on or prior to any then-scheduled Expiration Time any of the conditions to the Offer (including the Minimum Tender Condition and the other conditions set forth in Section 15—“Conditions of the Offer”) have not been satisfied, or waived by VPI or us, extend the Offer for one or more consecutive increments of not more than ten business days each until the earlier of (A) the termination of the Merger Agreement in accordance with its terms and (B) April 15, 2014. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Global Select Market (the “NASDAQ” or “NASDAQ”) applicable to the Offer or if required by any United States federal, state or local or any foreign government or any court, administrative or other governmental or government-authorized authority or agency, domestic or foreign including any regulatory authority (a “Governmental Entity”).

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by February 20, 2014, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your shares for payment upon the execution of the Offer, you will no longer be able to withdraw them. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?

Yes. If we purchase at least a majority of the outstanding Shares in the Offer and the other conditions to the Merger are satisfied or waived, we will effect the merger of us into Solta as promptly as practicable in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Solta to adopt the Merger Agreement pursuant to Delaware law or any other action by the stockholders of Solta pursuant to Delaware law. If the Merger takes place, all remaining stockholders of Solta (other than Valeant, VPI, Solta or any of their respective subsidiaries, or any of the stockholders of Solta who perfect their appraisal rights under Section 262 of the DGCL) will receive $2.92 per Share, net in cash, without interest and less any applicable withholding taxes (or any higher price per Share that is paid to the stockholders of Solta pursuant to the Offer) and Solta will become a wholly owned subsidiary of VPI. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Solta continue as a public company?

No. Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta will be required in connection with the Merger. If the Merger takes place in accordance with Section 251(h) of the DGCL, Solta no longer will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Shares may no longer be eligible to be traded through NASDAQ or other securities exchanges and there may not be an active public trading market for the Shares. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

If you successfully complete your Offer, what will happen to the Solta Board?

If we accept for payment by purchase of Shares at least such number of Shares as satisfies the Minimum Tender Condition, as defined in Section 15—“Conditions of the Offer,” VPI will be entitled to designate such number of directors, rounded up to the next whole number, to the Solta Board as equals the product of (i) the total number of directors on the Solta Board and (ii) the percentage of the total number of outstanding Shares at such time represented by the aggregate number of Shares beneficially owned by VPI, Solta and their respective subsidiaries at such time. Solta has agreed that, upon the request of VPI at any time following the closing of the Offer, Solta will take all actions necessary to effect the appointment of VPI’s designees and as required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, including mailing to Solta’s stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See Section 12—“The Transaction Agreements.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer.

Following the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ or any other securities market, there may not be a public trading market for the Shares and Solta may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of VPI, the Purchaser and Solta to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer without a subsequent offering period. See Section 1—“Terms of the Offer.”

What is the market value of my Shares as of a recent date?

On December 13, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on NASDAQ during normal trading hours was $2.09 per Share. Therefore, the Offer Price of $2.92 per share represents a premium of approximately 40% over the closing price of the Shares before announcement of the Merger Agreement. On December 20, 2013, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $2.96 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $2.92 in cash, without interest and less any applicable withholding taxes promptly following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

How will my outstanding Solta Stock Options, Solta Stock Awards, Solta ESPP and Warrants be treated in the Offer and the Merger?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares (each, a “Solta Stock Option”) or other equity awards. Solta Stock Options may not be tendered pursuant to the Offer. If you wish to tender Shares underlying Solta Stock Options, you must first exercise your Solta Stock Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received pursuant to the Offer.

At the Effective Time, each Solta Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will become vested and exercisable as of the Effective Time. Effective as of the Effective Time, all Solta Stock Options will be cancelled and be converted into the right to receive at, or as soon as practicable following, the Effective Time, an amount in cash in U.S. dollars equal to the product of (i) the total number of Shares subject to the vested portion of such Solta Stock Option (after giving effect to the acceleration of vesting described above) and (ii) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Solta Stock Option (with such payment to be subject to any applicable withholding taxes).

Each award that is outstanding immediately prior to the Effective Time under the Solta stock plans other than the Solta Stock Options (the “Solta Stock Awards”) will become vested as of the Effective Time to the extent provided under the terms of such Solta Stock Award. In exchange for the cancellation of each Solta Stock Award, the holder of each Solta Stock Award will receive the Merger Consideration for each Share underlying the vested portion of the Solta Stock Award (after giving effect to the acceleration of vesting described above and with such payment to be subject to any applicable withholding taxes).

Effective as of the business day immediately prior to the Effective Time, the current “Offering Period” outstanding under Solta’s 2006 Employee Stock Purchase Plan (the “Solta ESPP”) will terminate, Shares will be purchased under the Solta ESPP by Solta on behalf of the respective Solta ESPP participants on the same basis as if the Offering Period had expired on its originally scheduled date but treating the business day immediately prior to the Effective Time as the “Exercise Date” within the meaning of the Solta ESPP, and the Shares so purchased will be cancelled effective as of the Effective Time and converted into a right of each respective Solta ESPP participant to receive, at the Effective Time, an amount in cash equal to (i) the total number of Shares purchased on his or her behalf multiplied by (ii) the Merger Consideration.

As of the Effective Time, the Solta Stock Options, Solta Stock Awards and Solta ESPP will be cancelled and of no further force or effect.

For information on how the outstanding warrants to purchase Shares are treated in the Merger, see Section 12—“The Transaction Agreements.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States person who is a stockholder and who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-United States income and other tax laws) of the Offer and the Merger.

Will I have the right to have my shares appraised?

You will not have appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (800) 628-8536 (toll free). D.F. King & Co., Inc. is acting as the Information Agent for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Solta Medical, Inc.:

INTRODUCTION

Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Solta Medical, Inc., a Delaware corporation (“Solta”), at a price of $2.92 per Share net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2013 (as it may be amended or supplemented, the “Merger Agreement”), by and among Solta, VPI, the Purchaser and Valeant Pharmaceuticals International, Inc. (“Valeant”). The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, (ii) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of a Company Material Adverse Effect and (iv) certain other customary conditions. The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares of Solta which have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represent at least a majority of the Shares (determined on a fully diluted basis on the date of purchase). The term “Company Material Adverse Effect” is defined in Section 12—“The Transaction Agreements.” The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Solta has advised VPI that, as of the close of business on December 12, 2013, (i) 81,187,570 Shares were issued and outstanding, (ii) 0 Shares were held in treasury, (iii) of the Shares reserved for issuance pursuant to outstanding awards and rights under the Solta’s 1997 Stock Option Plan and the Solta’s 2006 Equity Incentive Plan (collectively, the “Solta Stock Plans”), (A) 3,181,829 Shares were subject to outstanding and unexercised options entitling each holder thereof to purchase Shares (the “Solta Stock Options”) and (B) 2,673,559 Shares were subject to Solta Stock Awards (as defined in Section 12—“The Transaction Agreements”), of which 0 shares were restricted stock awards and 2,673,559 shares were restricted stock units (assuming maximum vesting of performance-based restricted stock) and (iv) 4,586,971 Shares were subject to outstanding and unexercised warrants to purchase Shares.

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the board of directors of Solta (the “Solta Board”) unanimously (a) approved and declared the advisability of the Merger Agreement, the Tender Agreements (as defined herein), the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (b) declared that it is in the best interests of Solta and the stockholders of Solta that Solta enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Solta tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are fair to Solta and the stockholders of Solta and (d) recommended that the stockholders of Solta accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

A complete description of the reasons for the Solta Board’s approval of the Offer and the Merger will be set forth in Solta’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you at the same time as or shortly after this Offer to Purchase.

In connection with the execution of the Merger Agreement, the Purchaser and VPI have entered into tender agreements with all directors and certain officers of Solta, along with an affiliated entity of one director (collectively, the “Tendering Stockholders”), who together hold approximately 7.6% of the outstanding Shares (the “Tender Agreements”). The Tender Agreements provide, among other things, that the Tendering Stockholders will validly tender all of their Shares in the Offer. The Tendering Stockholders have also agreed not to withdraw tendered Shares unless the Offer has been terminated prior to the scheduled expiration time in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms. See Section 12—“The Transaction Agreements—The Tender Agreements.”

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements,” the Purchaser will be merged with and into Solta with Solta continuing as the surviving corporation, wholly owned by VPI (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be converted into the right to receive $2.92 per Share (or any greater per Share price paid in the Offer), net in cash, without interest and less any applicable withholding tax, other than (i) Shares held by Solta or owned by VPI or the Purchaser, or by any direct or indirect wholly owned subsidiary of Solta, VPI or Valeant (in each case, other than Shares held on behalf of third parties), all of which will be canceled and will cease to exist and (ii) Shares owned by the stockholders of Solta who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Solta, VPI and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Solta to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Solta.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15—“Conditions of the Offer.”

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 23, 2014 (one minute after 11:59 p.m., New York City time, on January 22, 2014), unless the Offer is extended or earlier terminated by the Purchaser (such date, as it may be so extended, the “Expiration Date” and such time, as it may be so extended, the “Expiration Time”)). See Section 12—“The Transaction Agreements—The Merger Agreement.”

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND SOLTA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE SOLTA BOARD AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF SOLTA SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, (ii) the satisfaction of the Regulatory Condition, (iii) the absence of a material adverse effect on Solta and (iv) certain other customary conditions. The term “Minimum Tender Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that the Shares which have been validly tendered and not validly withdrawn prior to the Expiration Time, when added to any Shares already owned by VPI or the Purchaser or any of their respective subsidiaries, if any, represent more than a majority of the Shares (determined on a fully diluted basis on the date of purchase). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Solta, the Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or (v) modify or change the Offer, including any Offer Condition, in a manner that is adverse to any holders of Shares. The rights reserved by the Purchaser by this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole and absolute discretion, increase the amount of cash constituting the Offer Price without the consent of Solta. If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that if at the Expiration Time any Offer Condition has not been satisfied or waived, then the Purchaser may, in its sole discretion and without the consent of Solta, and if Solta so requests, will, extend the Offer for one or more consecutive increments of not more than ten business days each (the length of such period to be determined by VPI or the Purchaser) until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) April 15, 2014. In addition, the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ Global Select Market (the “NASDAQ” or “NASDAQ”) applicable to the Offer or as may be required by any other United States federal, state or local or any foreign government or any court, administrative or other governmental or government-authorized authority or agency, domestic or foreign including any regulatory authority (a “Governmental Entity”).

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or choose to extend (if not so required) the Offer. During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions to the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or the information concerning such tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions to the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Time, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15. The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, VPI and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta will be required in connection with the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Solta has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Solta’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will (i) on the business day following the Expiration Time, accept for payment all Shares validly tendered and not validly withdrawn, prior to the Expiration Time and (ii) purchase and pay for all such Shares as soon as practicable following the Expiration Time. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing” and the date on which the Offer Closing occurs is the “Offer Closing Date.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC” or the

“Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn, prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer and the conditions of the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopies thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at its address as set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (A) certificates representing Shares tendered must be delivered to the Depositary or (B) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined herein), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s

Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address as set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer prior to the Expiration Time, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Solta, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of VPI, Valeant, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the Purchaser’s obligations under the Merger Agreement, the Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. Further, if the Purchaser has not accepted Shares for payment by February 20, 2014, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No tender or withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of VPI, Valeant, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the Expiration Time or as otherwise required by Rule 14e-1(c) under the Exchange Act.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Solta whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Solta. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Solta who hold the Shares as capital assets for United States federal income tax purposes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a stockholder in light of such stockholder’s particular circumstances or to stockholders subject to special rules, such as stockholders who received their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder that is not, for United States federal income tax purposes, a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United

States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. holders. A non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be taxed on any gain recognized on a disposition of Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain subject to U.S. federal income tax (but not withholding tax) on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply;

•	the non-U.S. holder is an individual who holds Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax); or

•	the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time during the five years preceding the Merger, and Solta was a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the Merger and the non-U.S. holder’s holding period with respect to Solta common stock. Solta believes that it is not a “United States real property holding corporation” and has not been in the five years preceding the commencement of the Offer.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

According to Solta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, Shares are traded on the NASDAQ under the symbol “SLTM” and have been quoted since Solta’s initial public offering on November 9, 2006. The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported in Solta’s Form 10-K for the fiscal year ended December 31, 2012, and thereafter as reported on the NASDAQ based on published financial sources.

	High	Low
Year Ended December 31, 2011
First Quarter	$3.68	$2.60
Second Quarter	3.63	2.45
Third Quarter	2.80	1.23
Fourth Quarter	3.25	1.23
Year Ended December 31, 2012
First Quarter	$3.25	$2.34
Second Quarter	3.25	2.50
Third Quarter	3.48	2.71
Fourth Quarter	3.16	2.32
Year Ending December 31, 2013
First Quarter	$2.82	$2.00
Second Quarter	2.45	1.44
Third Quarter	2.89	1.99
Fourth Quarter (through December 20, 2013)	2.97	1.70

On December 13, 2013, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ during normal trading hours was $2.09 per Share. On December 20, 2013, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on the NASDAQ during normal trading hours was $2.96 per share. According to Solta’s Form 10-K for the fiscal year ended December 31, 2012, Solta has never declared nor paid any cash dividends on the Shares.

Before deciding whether to tender their Shares pursuant to the Offer, stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.

Effect of Merger. Assuming the requirements of Section 251(h) of the DGCL are satisfied, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta will be required in connection with the Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Solta, and Solta will be the Surviving Corporation. The Certificate of Incorporation and the Bylaws of the Purchaser will be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter changed or amended. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ. According to the published guidelines of NASDAQ, NASDAQ would consider disqualifying the Shares for listing on the NASDAQ if, among other possible grounds, (i) the total number of holders of record and holders of beneficial interest, taken together, in Shares falls below 400, (ii) the bid price for a Share over a 30 consecutive business day period is less than $1 or (iii)(A) Solta has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (B) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Solta’s listed securities is less than $50 million over a ten consecutive business day period or (C) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Solta’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of Solta, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Solta, as of the close of business on December 12, 2013, there were approximately 81,187,570 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist all Shares, it is possible that Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in eligibility for deregistration under the Exchange Act. The registration of Shares may be terminated by Solta upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Solta to apply for termination of the registration of Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of the registration of Shares under the Exchange Act would reduce the information required to be furnished by Solta to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to Shares. In addition, if Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Solta. Furthermore, the ability of “affiliates” of Solta and persons holding “restricted securities” of Solta to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If the registration of Shares under the Exchange Act was terminated, Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If the registration of Shares is not terminated prior to the Merger, then the registration of Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Solta.

The following description of Solta and its business has been taken from Solta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and from Solta’s Form 8-K filed on December 17, 2013, in connection with announcement of the Merger Agreement, and is qualified in its entirety by reference to such report.

General. Solta provides innovative, safe and effective solutions for patients that enhance and expand the practice of medical aesthetics for physicians. Solta offers six aesthetic energy devices to address a range of issues, including skin resurfacing and rejuvenation with Fraxel® and Clear + Brilliant® body contouring and skin tightening with Liposonix® and Thermage® and acne reduction with Isolaz® and CLARO™. Fraxel delivers minimally invasive clinical solutions to resurface aging and sun damaged skin. Using similar fractional laser technology, Clear + Brilliant is a treatment to prevent and improve the early signs of photoaging. For body contouring, Liposonix is a non-surgical treatment to reduce waist circumference with advanced high-intensity focused ultrasound (HIFU) technology. Thermage is a non-invasive radiofrequency procedure for tightening and contouring skin. Isolaz was the first laser or light based system indicated for the treatment of inflammatory acne, comedonal acne, pustular acne, and mild to moderate inflammatory acne. CLARO is a personal care acne system that is the first U.S. Food and Drug Administration cleared over-the-counter IPL device that uses a combination of both heat and light to clear skin. More than 2,000,000 procedures have been performed with Solta’s portfolio of products around the world.

Solta is a Delaware corporation with its principal executive offices located at 25881 Industrial Boulevard, Hayward, California 94545. The telephone number for Solta is (510) 782-2286.

Available Information. Solta is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Solta’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Solta’s securities, any material interests of such persons in transactions with Solta and other matters is required to be disclosed in proxy statements and periodic reports distributed to Solta’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Solta, who file electronically with the SEC. The address of that site is http://www.sec.gov. Solta also maintains an Internet website at http://www.Solta.com. The information contained in, accessible from or connected to Solta’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Solta’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Solta contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Valeant, VPI, the Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Solta contained in such documents and records or for any failure by Solta to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In a presentation to management, Solta provided Valeant with selected unaudited projected financial information concerning Solta. Such information is described in Solta’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Solta’s stockholders concurrently with this Offer to Purchase. Solta’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

9. Certain Information Concerning Valeant, VPI and the Purchaser.

General. VPI is a Delaware corporation with its principal offices located at 700 Route 202/206 North, Bridgewater, New Jersey 08807. The telephone number of VPI is (908) 927-1400. VPI is a wholly owned subsidiary of Valeant. VPI is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices. VPI’s specialty pharmaceutical and over-the-counter products are marketed under brand names and are sold in the U.S., Canada, Australia and New Zealand. VPI focuses most of its efforts on products in the dermatology and neurology therapeutic classes. VPI also has branded generic, branded and over-the-counter operations in Mexico, Central Europe and Australia.

The Purchaser is a Delaware corporation with its principal offices located at c/o Valeant Pharmaceuticals International, 700 Route 202/206 North, Bridgewater, New Jersey 08807. The telephone number of the Purchaser is (908) 927-1400. The Purchaser is a wholly owned subsidiary of VPI. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Solta and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Valeant is a Canadian corporation with its principal offices located at Valeant Pharmaceuticals International, Inc., 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8. The telephone number of Valeant is (514) 744-6792. Valeant is a multinational, specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products and medical devices. Valeant’s specialty pharmaceutical and over-the-counter products are marketed under brand names and are sold in the U.S., Canada, Australia and New Zealand. Valeant focuses most of its efforts on products in the dermatology, eye health and neurology therapeutic classes. Valeant also has branded generic, branded and over-the-counter operations in Central and Eastern Europe, Latin America, Southeast Asia and South Africa.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Valeant, VPI and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Valeant, VPI or the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Valeant, VPI, the Purchaser, any majority-owned subsidiary of Valeant, VPI or the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Solta, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

In 2011, Medicis Pharmaceutical Corporation (“Medicis”) sold its subsidiary Medicis Technologies Corporation (formerly LipoSonix, Inc.) to Solta and the terms of such acquisition contained an earn-out provision that remains in effect. Solta recorded a liability for the contingent consideration payments with a fair value of $29.3 million at September 30, 2013 based upon a discounted cash flow model that uses significant estimates and assumptions. In 2012, Valeant acquired Medicis as a wholly owned subsidiary. Accordingly, Solta currently has earn-out obligations in connection with the LipoSonix transaction to a wholly owned subsidiary of Valeant.

Except as set forth in this Offer to Purchase, none of Valeant, VPI, the Purchaser or, to the best knowledge of Valeant, VPI and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Solta or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Valeant, VPI or any of their subsidiaries or, to the best knowledge of Valeant and VPI, any of the persons listed in Schedule I hereto, on the one hand, and Solta or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, VPI and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. VPI filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Valeant has guaranteed unconditionally to Solta the due and punctual performance of the obligations of VPI and the Purchaser under the Merger Agreement and there is no financing condition to the completion of the Offer, we believe the financial condition of Valeant, VPI and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Valeant, VPI and the Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $252,860,000.

Valeant intends to fund part of the tender offer by drawing down on its revolving credit under the Third Amended and Restated Credit and Guaranty Agreement, dated as February 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Third Amended Credit Agreement”), by and among Valeant, certain subsidiaries of Valeant, as guarantors, the lenders party thereto from time to time, Goldman Sachs Lending Partners LLC, as Administrative Agent and as Collateral Agent, and the other agents party thereto. The revolving credit facility matures on April 20, 2018. Valeant expects to repay any revolving loans drawn for completion of the Offer and the Merger with internally generated cash from operations. As of September 30, 2013, the effective rate of interest on Valeant’s borrowings under the revolving credit facility was 2.42% per annum. The obligations of Valeant and the guarantors under the Third Amended Credit Agreement are secured by substantially all assets of Valeant and the guarantors, subject to certain exclusions.

11. Background of the Offer; Past Contacts or Negotiations with Solta.

The following is a description of contacts between representatives of Valeant, VPI or the Purchaser with representatives of Solta that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Solta’s activities relating to these contacts, please refer to Solta’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer

In July 2012, Valeant approached Solta’s then chief executive officer, Stephen Fanning, to discuss a potential strategic transaction between the two companies. On July 7, 2012, the parties entered into a confidentiality agreement that included an 18-month “standstill” provision. Thereafter, Valeant proposed a business combination transaction in which Solta would contribute its business and assets and Valeant would contribute specified aesthetic products to a newly formed entity. However, Solta advised Valeant that it was not willing to pursue the transaction on the terms proposed, and the parties did not have any further meaningful discussions regarding this proposed transaction.

On October 10, 2013, Valeant’s Finance and Transactions Committee held a meeting at which the members had discussions concerning a potential transaction with Solta. The committee supported management’s desire to continue pursuing a possible transaction with Solta.

Also on October 10, 2013, the chief executive officer of Valeant, J. Michael Pearson, sent a written proposal to Solta’s Chairman of the Board and interim chief executive officer Mark Sieczkarek to initiate discussions regarding Valeant’s acquisition of Solta for a per share cash price in the range of $2.70-$2.81. The following day, Mr. Sieczkarek contacted Mr. Pearson, and informed Mr. Pearson that the Solta Board would be reviewing Valeant’s proposal at Solta’s board meeting on October 22, 2013, and would expect to be in a position to provide feedback to Mr. Pearson following the board meeting. In this discussion, Mr. Pearson indicated that Valeant did not typically engage in auction processes, and consequently would withdraw its proposal if Solta commenced a public sale or auction process.

On October 23, 2013, Piper Jaffray & Co. (“Piper Jaffray”), financial advisor to the Solta Board, spoke with Mr. Pearson and informed him that the Solta Board had rejected Valeant’s October 10th proposal at a board meeting the day before. The representatives of Piper Jaffray sought an increase to the October 10 proposal and invited Valeant to meet with Solta and learn more about its business to support such an increase.

On October 25, 2013, Piper Jaffray sent a proposed extension of the July 2012 Confidentiality Agreement to Valeant. On October 31, 2013, Valeant and Solta entered into a letter agreement that provided that the Confidentiality Agreement would continue to apply and that the “standstill” provision of such agreement would be extended to July 2014.

On November 5, 2013, Mr. Pearson and other members of Valeant management met with members of Solta’s management and representatives of Piper Jaffray in California, and Solta made a presentation regarding its business. At this meeting, Mr. Pearson said that Valeant would take into account the information obtained during the meeting and from its due diligence and consider re-submitting an indication of interest.

Between November 5 and December 9, 2013, Solta continued to respond to periodic requests for information from Valeant, and members of Solta’s management participated in several due diligence conference calls with Valeant.

On November 11, 2013, Solta issued a press release and filed with the SEC a Current Report on Form 8-K that announced Solta’s operating results for the third quarter of 2013. The Form 8-K stated that as of September 30, 2013, Solta was in default of its amended and restated loan and security agreement with its bank for failing to comply with certain financial covenants therein; Solta had entered into a debt financing arrangement providing for a new term loan to repay Solta’s existing term loan to its bank lender and to provide additional working capital; Solta was adopting a 2014 operating plan designed to drive revenue growth and reduce expenses; and it had engaged Piper Jaffray to act as its financial advisor in the evaluation of strategic alternatives, including assisting the Solta Board in considering a range of alternatives for Solta, including a possible sale of Solta.

On November 21, 2013, Valeant’s Finance and Transactions Committee held a meeting at which the members had additional discussions regarding the potential transaction with Solta.

On November 22, 2013, Piper Jaffray spoke with Mr. Pearson, to inform him that the Solta Board had met and requested that Valeant submit a revised proposal prior to Solta’s Board meeting scheduled for December 12, 2013, if Valeant continued to be interested in a strategic transaction. Mr. Pearson said that Valeant would submit an indication of interest after the Thanksgiving weekend.

On December 5, 2013, Valeant delivered a letter to Piper Jaffray, proposing an acquisition transaction with a per share consideration to Solta’s stockholders in the range of $2.70-$2.81 in cash, which proposal was unchanged from Valeant’s proposal set forth in its letter of October 10, 2013, but which now represented a higher premium over the then-current market price of Solta’s common stock. On December 6, 2013, Piper Jaffray contacted Mr. Pearson and advised him that Solta would carefully consider this proposal. Mr. Pearson indicated that Valeant was interested in moving quickly to enter into a definitive agreement and that if discussions with Solta were not successfully completed promptly, the offer would be withdrawn and Valeant would instead pursue other alternatives, including seeking to pursue an alternative transaction it was considering.

On December 6, 2013, Valeant delivered a draft merger agreement to Piper Jaffray and requested that the parties work over the weekend with the goal of executing a merger agreement by the morning of Monday, December 9, 2013. The draft merger agreement provided for a 4.0% termination fee payable by Solta in certain circumstances.

Piper Jaffray contacted Mr. Pearson to advise him that the Solta Board had met on December 8, 2013, and Piper Jaffray advised Valeant that Solta was receiving other serious indications of interest. Piper Jaffray further advised Mr. Pearson that the Solta Board was meeting on December 12th and the Solta Board would formulate a more specific response at that time, including a proposed valuation that the Solta Board would find acceptable. Piper Jaffray advised Mr. Pearson that the proposed price per share to be forthcoming from the Solta Board would likely be at or above $3.00 per share. Mr. Pearson stated that Valeant would not pay that high a price and that if this was the Solta Board’s firm position, Valeant would cease negotiations.

On December 10, 2013, Valeant’s Finance and Transactions Committee held a meeting at which the members had additional discussions regarding the potential transaction with Solta, and in which the committee authorized management to seek to negotiate a merger agreement, in accordance with the terms discussed.

On December 11, 2013, Piper Jaffray spoke with Mr. Pearson to reiterate the Solta Board’s intent to carefully review Valeant’s latest proposal at the December 12th Board meeting, and to restate the expectation that the offer price per share would be at or above $3.00 per share. Mr. Pearson again stated that Valeant would not offer per share consideration at or above $3.00, and further advised that if the parties were unable to reach an agreement promptly, Valeant would instead pursue an alternative transaction it was considering.

On December 12, Piper Jaffray informed Valeant that the Solta Board was disappointed that Valeant had not increased its offer price between its letter of October 10th and December 5th. Mr. Pearson reiterated that Valeant would not increase the offer price per share to $3.00 or higher, as the Solta Board had proposed. However, Mr. Pearson did express that in order to resolve negotiations and proceed expeditiously, Valeant would agree, subject to completion of due diligence, to an offer price per share of $2.90 with a termination fee of 2.5%, as compared with the 4.0% termination fee contained in the draft merger agreement that Valeant had previously submitted. At the direction of the Solta Board, Mr. Sieczkarek and the representatives of Piper Jaffray advised Mr. Pearson that the Solta Board would unanimously support a price of $3.05 per share. Mr. Pearson indicated that he had expressed repeatedly that Valeant would not agree to a price of $3.00 per share or higher. He said Valeant would agree, subject to completion of due diligence, to a best and final price of $2.95, with a termination fee of 4.0%, which upon further negotiation he agreed to reduce the termination fee to 3.5%. Mr. Pearson said that if this offer were not accepted promptly, he intended to cease discussions with Solta.

Mr. Sieczkarek and the representatives of Piper Jaffray reported back to the Solta Board, and then invited Mr. Pearson, and the general counsel of Valeant, who had accompanied him, to meet with the Solta Board and its advisors for a discussion regarding Valeant’s proposal and the proposed timing and logistics for Valeant to complete its due diligence and for the parties to achieve an expeditious execution of the merger agreement and announcement of the transaction.

On December 12, 2013, Solta and Fenwick & West LLP (“Fenwick & West”), counsel to Solta, began to respond to additional due diligence requests from Valeant and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant, and continued to do so through December 15, 2013. Also on December 12, 2013, Fenwick & West returned the draft merger agreement to Skadden Arps with proposed revisions, and Fenwick & West and Skadden Arps negotiated the terms of the merger agreement through its execution on December 15, 2015. On December 12, 2013, Skadden Arps provided forms of tender agreements to be signed by all directors and certain officers of Solta, as well as an affiliated entity of one director, as a condition to Valeant’s willingness to enter the transaction. Following negotiation, the tender agreements were finalized and entered into on December 15, 2013 in connection with the execution of the Merger Agreement.

On December 12, 2013, Valeant learned that Inlign CP III, LLC, a Delaware limited liability company (“Inlign”), delivered to Solta written notice of claims for damages of $9,500,000 for Solta’s alleged breach of covenants contained in the Agreement and Plan of Merger, dated as of January 29, 2013 (the “SST Agreement”), by and among Solta, Argonaut Limited Liability Company, a Colorado limited liability company and a wholly owned subsidiary of Solta, Sound Surgical Technologies LLC (“SST”) and Inlign, acting solely in the capacity of representative of the SST unit holders. One of Solta’s directors, David Holthe, is an affiliate of Inlign. Valeant immediately informed Solta that it would not enter into a merger agreement until these claims were resolved and further advised that it would reduce the proposed offer price by any amounts required to be paid by Solta to settle this matter.

Following negotiations, on December 14, 2013, Inlign and Solta entered into a settlement agreement, pursuant to which Inlign agreed to settle, in full satisfaction of all its claims, and with release of other Solta contractual rights, including indemnification obligations that would otherwise have continued for an additional period of time, in exchange for a payment of $2.5 million in cash and allowing the accelerated release of the cash and shares of Solta’s common stock remaining in escrow per the SST Agreement.

On December 14, 2013, Mr. Sieczkarek advised Mr. Pearson of this settlement and proposed that the settlement was of a sufficiently small amount that the proposed offer price per share should not be adjusted. Mr. Pearson responded that the offer price per share that Valeant was willing to pay would be reduced by $0.03 per share to reflect the economic impact to Valeant of the $2.5 million settlement payment and its effect on Solta’s balance sheet, as well as the early release of the escrowed cash and shares and release of rights to potential indemnification. As such, Valeant revised its proposed offer price per share to $2.92. Later that day, Piper Jaffray spoke to Mr. Pearson and reiterated the request not to adjust the offer price due to the settlement, or to reduce it by a lesser amount. Mr. Pearson reiterated that Valeant would not incur any of the economic impact of the settlement, and that the offer price would be $2.92. Solta later agreed to the revised offer price.

Throughout the remainder of the evening of December 14, 2013, and through December 15, 2013, Solta and Fenwick & West responded to final due diligence requests of Valeant and Skadden Arps, and Skadden Arps finalized its due diligence. Fenwick & West and Skadden Arps then finalized the Merger Agreement and the related disclosure letter. The parties executed the Merger Agreement in the evening of December 15, 2013, and the transaction was announced on the morning of Monday, December 16, 2013.

12. The Transaction Agreements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the stockholders of Solta. None of the stockholders of Solta or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of VPI, the Purchaser, Solta or any of their respective subsidiaries or affiliates. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about VPI or Solta, and should not be relied upon as disclosure about VPI or Solta without consideration of the periodic and current reports and statements that Valeant and Solta file with the SEC. Factual disclosures about VPI and Solta contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. Capitalized terms used in this Section 12 and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer. The Merger Agreement provides for the commencement of the Offer within 10 business days of the date of the Merger Agreement. The obligations of the Purchaser, and of VPI to cause the Purchaser, to accept for payment and pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction or waiver by the Purchaser of the conditions (the “Offer Conditions”) described in Section 15—“Conditions of the Offer.” The Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Solta, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or (v) modify or change the Offer, including any Offer Condition, in a manner adverse to the holders of Shares.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on January 23, 2014 (one minute after 11:59 p.m. New York City time, on January 22, 2014), which is twenty business days after the commencement of the Offer. However, until the termination of the Merger Agreement, if at the Expiration Time any Offer Condition has not been satisfied or waived, the Purchaser may, in its sole discretion, without the consent of Solta, and will, if requested by Solta, extend the Offer for one or more consecutive increments of not more than ten business days each, until the earlier of (i) the termination of the Merger Agreement and (ii) April 15, 2014. In addition, the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer, or as may be required by any other Governmental Entity, provided that the Purchaser is not required to extend the Offer beyond April 15, 2014.

The Merger Agreement further provides that, upon the terms and subject to the conditions the Merger Agreement and satisfaction or waiver by the Purchaser of all of the Offer Conditions, the Purchaser will, and VPI will cause the Purchaser to, (i) accept for payment all Shares that are validly tendered in the Offer and not validly withdrawn on the business day immediately following the Expiration Time and (ii) pay for such Shares as soon as practicable after the Expiration Time.

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer. The Merger Agreement provides that effective upon the Offer Closing, and from time to time thereafter, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, VPI will be entitled to designate to the Solta Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Solta Board (giving effect to the directors elected pursuant to this provision being described) and (ii) the percentage of the total number of outstanding Shares then beneficially owned by VPI and the Purchaser and their respective subsidiaries at such time (including Shares so accepted for payment). Solta will cause VPI’s designees to be so elected or appointed, including by increasing the number of directors, filling vacancies or newly created directorships on the Solta Board, and seeking and accepting resignations of incumbent directors. Upon the request of VPI at any time following the Offer Closing, Solta will take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to effect the appointment of VPI’s designees, including mailing an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder to the stockholders of Solta. Solta will also cause individuals designated by VPI to constitute at least the same percentage (rounded up to the next whole number) as is on the Solta Board of (a) each committee of the Solta Board, and (b) if requested by VPI, each board of directors (or similar body) of each subsidiary of Solta and each committee (or similar body) of each such board of directors. The Merger Agreement further provides that following the appointment of VPI’s designees to the Solta Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office (or all Continuing Directors if only one or two is in office) is required to authorize Solta to (and such authorization will constitute authorization of the Solta Board) (A) amend or terminate the Merger Agreement, (B) waive any of Solta’s rights or remedies under the Merger Agreement, (C) extend the time period for the performance of any of the obligations or other acts of VPI or the Purchaser under the Merger Agreement, (D) amend Solta’s certificate of incorporation or bylaws, (E) authorize any agreement between Solta and any of its subsidiaries, on the one hand, and VPI, the Purchaser or any of their affiliates (other than Solta and its subsidiaries), on the other hand, or (F) make any other consent by Solta with respect to the Offer, the Merger or any other transaction contemplated by the Merger Agreement. The Continuing Directors will be entitled to retain their own separate counsel to advise them in their capacity as directors of Solta. The term “Continuing Directors” means a member of the Solta Board who was a member of the Solta Board on the date of the Merger Agreement and who is independent for purposes of Rule 10A-3 under the Exchange Act and the continuing listing requirements of NASDAQ. If the number of Continuing Directors is reduced below three, the remaining Continuing Director(s) will be entitled to nominate an individual who is not a current or former officer, director, employee or consultant of VPI or any of its subsidiaries or of Solta or any of its subsidiaries to fill such vacancy and who will be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors will designate three individuals to fill such vacancies who are not current or former officers, directors, employees or consultants of VPI or any of its subsidiaries or of Solta or any of its subsidiaries, and such individuals will be deemed to be Continuing Directors for all purposes of the Merger Agreement.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will merge with and into Solta, the separate corporate existence of the Purchaser will cease and Solta will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will be consummated in accordance with Section 251(h) of the DGCL and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta will be required in connection with the Merger. Accordingly, the closing of the Merger will take place as soon as commercially practicable after the satisfaction of the conditions to the Merger set forth in the Merger Agreement (and as described in this Section 12 under the heading “Conditions to the Merger”).

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned, directly or indirectly, by Valeant, VPI or the Purchaser or any direct or indirect wholly owned subsidiary of Valeant or VPI immediately prior to the Effective Time or held by Solta (other than on behalf of third parties) or any direct or indirect wholly owned subsidiary of Solta immediately prior to the Effective Time, all of which will be cancelled and will cease to exist and (ii) Shares that are held by stockholders of Solta who properly exercised their appraisal rights under Section 262 of the DGCL, will be converted automatically into and will thereafter represent the right to receive an amount of cash equal to the Offer Price, without interest (the “Merger Consideration”).

At the Effective Time, each share of common stock, par value $0.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01, of the Surviving Corporation.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding Shares occur as a result of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read as the Certificate of Incorporation and the Bylaws of the Purchaser read immediately prior to the Effective Time, until thereafter changed or amended in accordance with applicable law, except, in each case that references to the Purchaser will be automatically amended and will become references to the Surviving Corporation. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed.

Treatment of Solta Stock Options, Solta Stock Awards, Solta ESPP and Warrants. The Merger Agreement provides that the Solta Options, Solta Stock Awards and Warrants will be treated as follows:

•	each Solta Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will become vested and exercisable as of the Effective Time. Effective as of the Effective Time, all Solta Stock Options will be cancelled and converted into the right to receive, at, or as soon as practicable following, the Effective Time, an amount in cash in U.S. dollars equal to the product of (i) the total number of Shares subject to the vested portion of such Solta Stock Option (after giving effect to the acceleration of vesting described above) and (ii) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Solta Stock Option (with such payment to be subject to any applicable withholding taxes);

•	each award that is outstanding immediately prior to the Effective Time other than the Solta Stock Options (the “Solta Stock Awards”) will become vested as of the Effective Time to the extent provided under the terms of such Solta Stock Award. In exchange for the cancellation of each Solta Stock Award, the holder of each Solta Stock Award will receive the Merger Consideration for each Share underlying the vested portion of the Solta Stock Award (after giving effect to the acceleration of vesting described above and with such payment to be subject to any applicable withholding taxes);

•	effective as of the business day immediately prior to the Effective Time, the current “Offering Period” outstanding under the Solta’s 2006 Employee Stock Purchase Plan (the “Solta ESPP”) will terminate, Shares will be purchased under the Solta ESPP by Solta on behalf of the respective Solta ESPP participants on the same basis as if the Offering Period had expired on its originally scheduled date but treating the business day immediately prior to the Effective Time as the “Exercise Date” within the meaning of the Solta ESPP, and the Shares so purchased will be cancelled effective as of the Effective Time and converted into a right of each respective Solta ESPP participant to receive, at the Effective Time, an amount in cash equal to (i) the total number of Shares purchased on his or her behalf multiplied by (ii) the Merger Consideration; and

•	effective as of the Effective Time, the Solta Stock Options, Solta Stock Awards and Solta ESPP will be cancelled.

Solta has issued and assumed several warrants to purchase Shares (the “Warrants”) and Solta has agreed to provide notice of the Offer and the Merger to the holders of the Warrants (each, a “Warrantholder”). In the event that a Warrantholder chooses to exercise a Warrant held by such Warrantholder, the Company will deliver to such Warrantholder Shares in accordance with the terms of the Warrant, and such Shares will be treated in the same manner as all other Shares that have not been tendered pursuant to the Offer at the Effective Time. The Warrants will otherwise be treated in accordance with their respective terms.

The Merger Agreement provides that all amounts payable with respect to Solta Stock Options, Solta Stock Awards, Solta ESPP and the Warrants are subject to any amounts required to be withheld or deducted under the Code, or any provision of U.S. state or local tax law.

The Merger Agreement also provides that, prior to the Effective Time, Solta will use reasonable best efforts to cause any dispositions of Solta equity securities (including derivative securities) resulting from the Offer or the Merger by each director or officer of Solta who is subject to Section 16 of the Exchange Act to be exempt transactions for purposes of Section 16 of the Exchange Act.

Representations and Warranties. In the Merger Agreement, Solta has made customary representations and warranties to VPI and the Purchaser, which are subject to the disclosure letter to the Merger Agreement and to certain disclosure in Solta’s SEC filings prior to the date of the Merger Agreement, including representations relating to: organization, standing and corporate power; capitalization; authority; opinion of financial advisor; no conflict; required filings and consents; compliance with laws; regulatory compliance; SEC filings and financial statements; absence of certain changes or events; taxes; litigation; product recalls; material contracts; employee benefit plans; labor and employment matters; real property; environmental matters; intellectual property; brokers; insurance; information supplied; related party transactions; certain business practices; takeover statutes; and repayment of debt.

Some of the representations and warranties in the Merger Agreement made by Solta are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, results in any change or effect that is materially adverse to the business, assets, liabilities, financial condition or results of operations of Solta and its subsidiaries, taken as a whole; provided, however, that none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) any change relating to the United States or global economy or United States or foreign securities markets, (ii) any change to conditions affecting the industry or industries in which Solta and its subsidiaries participate, (iii) any failure, in and of itself, by Solta to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of the Merger Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred), (iv) the effect of any change in any applicable law or GAAP or interpretation or enforcement thereof, (v) any natural disasters or changes in global or national economic or political conditions or acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date of the Merger Agreement or thereafter commenced) and terrorism, (vi) a change in the market price or trading volume of Shares (provided, that the underlying causes of such decline or change may be considered in determining whether a Company Material Adverse Effect has occurred), (vii) the execution or announcement of the Merger Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Solta or any of its subsidiaries with employees, customers, suppliers, licensors, licensees, distributors and other persons or entities with which Solta or its subsidiaries have business dealings, or the identity of VPI or any of its affiliates as the acquirer of Solta or (viii) any effects directly resulting from or arising out of (A) the failure by Solta or any of its subsidiaries to take any action specifically prohibited by the Merger Agreement or (B) any actions taken by Solta or any of its subsidiaries as specifically required by the Merger Agreement or with the explicit consent of VPI or the Purchaser; except, in the cases of clauses (i), (ii), (iii) and (iv), if such change, effect, event, occurrence, state of facts, circumstance or development disproportionately affects Solta as compared to other participants in the industry or industries in which Solta and its subsidiaries participate.

In the Merger Agreement, VPI and the Purchaser have made customary representations and warranties to Solta, including representations relating to: organization and good standing; authority; no conflict; required filings and consents; ownership and operations of merger sub; sufficiency of funds; litigation; ownership of Solta common stock; brokers; and information supplied.

Conduct of Business. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of (i) such time as designees of VPI first constitute at least a majority of Solta’s Board pursuant to VPI’s entitlement in the Merger Agreement to designate directors as determined by the percentage of the Shares that VPI beneficially owns and (ii) the Effective Time, except as otherwise consented to by VPI in writing (which consent will not be unreasonably withheld, conditioned or delayed), and except as disclosed in the disclosure letter to the Merger Agreement or as otherwise required by the Merger Agreement, (A) Solta will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their respective businesses only in, and Solta and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practice, (B) Solta and its subsidiaries will use commercially reasonable efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of Solta and its subsidiaries with customers, suppliers, licensors, licensees, distributors and other Persons with which Solta or its subsidiaries have business dealings and (C) Solta and its subsidiaries will use commercially reasonable efforts to protect and maintain Solta’s registered intellectual property that is material to the conduct of the business of Solta and its subsidiaries, taken as a whole, as currently conducted.

In addition, between the date of the Merger Agreement and the earlier of (i) such time as designees of VPI first constitute at least a majority of Solta’s Board pursuant to VPI’s entitlement in the Merger Agreement to designate directors as determined by the percentage of the Shares that VPI beneficially owns and (ii) the Effective Time, except as otherwise consented to by VPI in writing (which consent will not be unreasonably withheld, conditioned or delayed), and except as disclosed in the disclosure letter to the Merger Agreement or as otherwise required by the Merger Agreement, Solta and its subsidiaries are subject to customary operating covenants and restrictions, including restrictions on:

•	amendment of certificate of incorporation or bylaws or equivalent organizational documents;

•	declaration or payment of dividends;

•	subdivision, reclassification, recapitalization, split, combination or exchange or similar transaction with respect to its capital stock, or issuance or authorization or proposal for the issuance of any other securities in respect of shares of its capital stock;

•	purchase, redemption or acquisition of its capital stock or any rights, warrants or options to acquire any such shares;

•	issuance, sale or other encumbrance of stock, with certain exceptions;

•	incurrence, assumption, guarantee or prepayment of indebtedness for borrowed money;

•	loans, advances or capital contributions to any other person;

•	sales, leases, licenses, transfers, exchanges, swaps, mortgages, encumbrances or liens with respect to any material asset or property;

•	entry into or modification or amendment of leases or subleases of real property;

•	direct or indirect acquisition (i) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any person or entity or (ii) any material assets other than (A) capital expenditures as permitted by the Merger Agreement and (B) supplies or inventory in the ordinary course of business consistent with past practice;

•	plans or agreements of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

•	changes in accounting methods, principles or policies;

•	increases in the compensation of or other benefits payable to Solta’s directors and officers, and other changes to Solta’s benefit plans;

•	entry into or modification, amendment, waiver or termination of material contracts;

•	payments, loans and transfers (other than compensation, director’s fees or reimbursement of expenses in the ordinary course of business) to Solta’s directors and officers;

•	formation of a new entity or entry into any new line of business;

•	changes of tax election or any method of tax accounting, filing tax returns in a manner inconsistent with past practices, filing any material tax return and other tax-related agreements;

•	payment or settlement of claims or litigation not in the ordinary course of business;

•	making capital expenditures exceeding $150,000 in the aggregate;

•	grants of intellectual property rights outside of the ordinary course of business; and

•	authorizations or commitments or agreements to take any of the foregoing actions.

Employee Matters. For a period of one year following the Offer Closing Date, VPI will or will cause the Surviving Corporation to either (i) provide the employees of Solta and its subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by VPI, the Surviving Corporation or any of their respective subsidiaries with compensation and benefits which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided by Solta and its subsidiaries as of the date of the Merger Agreement or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by VPI, the Surviving Corporation or their respective subsidiaries with compensation and benefits which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of VPI and its subsidiaries; provided, however, in either case, neither VPI nor the Surviving Corporation will be required to provide any equity-based compensation. VPI will have no obligation and Solta will take no action that would have the effect of requiring VPI or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

Non-Solicitation Provisions. The Merger Agreement provides that Solta is required to, and is required to cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted before the date of the Merger Agreement with respect to a Company Takeover Proposal. Further, Solta must promptly request the return from, or destruction by, all such persons of all copies of confidential information provided prior to the date of the Merger Agreement to such parties by Solta, its subsidiaries or its or their representatives in connection with exploring a sale of Solta.

In addition, the Merger Agreement contains provisions pursuant to which each of Solta and its subsidiaries, as well as their respective directors, officers, employees, auditors, attorneys, financial advisors, lenders and other agents, will not, directly or indirectly (except as provided in the excepts below):

•	solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing or providing access to non-public information with the intent of encouraging the making, submission or announcement of any Company Takeover Proposal (as defined in this Section 12 below)), any inquiries or proposals that constitute, or which would reasonably be expected to lead to, a Company Takeover Proposal;

•	participate in any discussions or negotiations with any third party regarding any Company Takeover Proposal;

•	approve any transaction under, or any person (other than VPI or the Purchaser) becoming an “interested stockholder” under, Section 203 of the DGCL (except in connection with the transactions provided for in the Merger Agreement); or

•	enter into any merger or other agreement, agreement in principle, letter of intent, term sheet, joint venture agreement, partnership agreement or other similar instrument constituting or related to any Company Takeover Proposal.

In accordance with the provisions of the Merger Agreement, if prior to the Offer Closing Date, the Solta Board receives an unsolicited, bona fide written Company Takeover Proposal made after the date of the Merger Agreement but prior to the Offer Closing Date that did not result from or arise in connection with a breach of the non-solicitation provision of the Merger Agreement, and the Solta Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Company Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined in this Section 12 below), then Solta may, if Solta’s Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of Solta, Solta may take the following actions at any time prior to the Offer Closing Date (but in no event after the Offer Closing Date) and after providing VPI not less than 48 hours prior written notice of such determination by the Solta Board:

•	furnish information with respect to Solta and its subsidiaries to the person making such Company Takeover Proposal, but only after such person enters into a customary confidentiality agreement with terms substantially similar to, and with a standstill not less restrictive, and other provisions not less restrictive (other than in an immaterial respect) than, those contained in the Confidentiality Agreement (as defined in this Section 12 below) (including the “standstill” covenant); provided, that (i) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Solta and (ii) Solta provides VPI, in accordance with the terms of the Confidentiality Agreement, any non-public information with respect to Solta furnished to such other person which was not previously furnished to VPI prior to the time it is provided to such other person, which information will be treated in accordance with the terms of the Confidentiality Agreement;

•	participate in discussions and negotiations with such person regarding such Company Takeover Proposal.

The Merger Agreement also provides that Solta will promptly advise VPI, orally and in writing (and in any case within 48 hours of knowledge of receipt), of the receipt by Solta of any Company Takeover Proposal or of any inquiry that would reasonably be expected to lead to any Company Takeover Proposal or any request for information relating to Solta or its subsidiaries or for access to the business, properties, assets, books or records of Solta or any of its subsidiaries by any third party with respect to a Company Takeover Proposal. In such notice to VPI, Solta must indicate the identity of the person making such Company Takeover Proposal, indication or request, and the terms and conditions of such Company Takeover Proposal, indication or request. Solta must keep VPI reasonably informed of all material developments affecting the status and terms of any such Company Takeover Proposal, indication or request or any changes to the material terms thereof with copies of any additional written materials received that relate to such Company Takeover Proposal and of the status of any such discussions or negotiations. In addition, through the Effective Time, Solta will enforce, and not terminate, amend, modify or waive any provision of any confidentiality agreement to which Solta or any of its subsidiaries is a party.

Subject to the exceptions set forth below, the Merger Agreement prohibits the Solta Board from:

•	(i) withdrawing or modifying, or proposing publicly to withdraw or modify, in a manner adverse to VPI or the Purchaser, the recommendation by the Solta Board that stockholders of Solta accept the Offer and tender their Shares to the Purchaser pursuant to the Offer (the “Solta Recommendation”); (ii) approving, recommending or declaring advisable, or proposing publicly to approve, recommend or declare advisable, any Company Takeover Proposal or take any action or make any public statement inconsistent with the Solta Recommendation; or (iii) failing to include the Solta Recommendation in the Schedule 14D-9 (any action described in this bullet being referred to as a “Solta Adverse Recommendation Change”); or

•	approving or recommending, or proposing publicly to approve or recommend, or causing or authorizing Solta or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement constituting or related to, or that is intended to or reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the Merger Agreement) (each, a “Solta Acquisition Agreement”).

The Solta Board may (i) make a Solta Adverse Recommendation Change if (A) the Solta Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with the Solta Board’s fiduciary duties to the stockholders of Solta under applicable law and (B) the Solta Board (1) receives before the Offer Closing Date an unsolicited, bona fide written Company Takeover Proposal that did not result from or arise in connection with a breach of the non-solicitation provisions of the Merger Agreement (other than an immaterial breach) and (2) determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Company Takeover Proposal constitutes a Superior Proposal and authorizes Solta to enter into a Solta Acquisition Agreement with respect to such Superior Proposal and/or (ii) following or concurrently with making a Solta Adverse Recommendation Change, authorizes Solta to terminate the Merger Agreement and enter into a Solta Acquisition Agreement if, concurrently with entering into such Solta Acquisition Agreement, Solta terminates the Merger Agreement pursuant to its terms and pays the Termination Fee.

The Solta Board may also make a Solta Adverse Recommendation Change for a reason unrelated to a Company Takeover Proposal if the Solta Board determines (after consultation with outside counsel) that, in light of material facts, events or circumstances in each case related to Solta that have developed since the date of the Merger Agreement that were not known to Solta prior to entering into the Merger Agreement, failure to take such actions would be inconsistent with the Solta Board’s fiduciary duties to Solta’s stockholders under applicable law.

The Solta Board may not make a Solta Adverse Recommendation Change unless (i) Solta promptly provides written notice to VPI at least three business days before taking such action (the “Notice Period”) advising VPI that the Solta Board is considering making a Solta Adverse Recommendation Change, which notice will, (A) in the event that the Solta Board is considering making a Solta Adverse Recommendation Change pursuant its entitlement to do so in connection with a Company Takeover Proposal as described above, specify the identity of the Person making such Company Takeover Proposal and include copies of any written materials relating to such Company Takeover Proposal or (B) in the case of circumstances described in the preceding paragraph, contain a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action (the “Solta Notice of Adverse Recommendation”) and (ii) during the Notice Period, Solta and its representatives will have, if requested by VPI, negotiated in good faith with VPI and VPI’s representatives to make such adjustments in the terms of the Merger Agreement as would enable VPI to proceed with the transactions under the Merger Agreement on such adjusted terms and, at the end of such Notice Period, after taking into account any such adjusted terms as may have been proposed by VPI since its receipt of such written notice, the Solta Board will have again in good faith made the determination that such Company Takeover Proposal constituted a Superior Proposal. In the event of any material change to the terms of a Superior Proposal, Solta will, in each case, make the good faith determination in accordance with the Merger Agreement that such Company Takeover Proposal constitutes a Superior Proposal, deliver a new Solta Notice of Adverse Recommendation and commence a new Notice Period, except that the duration of the Notice Period will be reduced to 48 hours.

The Merger Agreement does not prohibit the Solta Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its stockholders required pursuant to the rules and regulations of the SEC if the Solta Board determines, in its good faith judgment, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to its stockholders under applicable law. The Merger Agreement does not prohibit the accurate disclosure of factual information regarding (i) the business, financial condition or results of operations of Solta or (ii) the fact that a Company Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal to the extent, in the case of each of clauses (i) and (ii), (A) Solta in good faith determines that such information, facts, identity and/or terms is required to be disclosed under applicable law and (B) any such disclosure includes the Solta Recommendation without disclosing or effecting a Solta Adverse Recommendation Change.

As used in the Merger Agreement, a “Company Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than VPI and its subsidiaries, relating to any:

•	direct or indirect acquisition of assets of Solta and its subsidiaries equal to more than 15% of Solta’s consolidated assets or to which more than 15% of Solta’s revenues or earnings on a consolidated basis are attributable;

•	direct or indirect acquisition of more than 15% of any class of equity securities of Solta or any of its subsidiaries; or

•	tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning more than 15% of any class of equity securities of Solta or any of its subsidiaries or of any resulting parent company of Solta, other than the Transactions.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Company Takeover Proposal (substituting references to “15%” therein with “80%”) that is obtained after the date of the Merger Agreement but prior to the Offer Closing Date, with either no financing contingency or fully committed financing (subject to customary conditions thereto in commitment letters) and that the Solta Board determines in its good faith judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Solta from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and the Merger Agreement and any changes to the terms of the Offer and the Merger Agreement proposed by VPI) and (ii) reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects and terms of such proposal and the third party.

Guarantee of Valeant. The Merger Agreement provides that Valeant guarantees to Solta the due and punctual performance of the obligations of VPI and the Purchaser under the Merger Agreement. This guarantee applies regardless of waivers or extensions to the Merger Agreement whether or not Valeant received notice of the same.

Indemnification and Insurance. The Merger Agreement provides that, for a period of not less than six years from and after the Effective Time, VPI and the Surviving Corporation will, (i) indemnify and hold harmless all past and present directors, officers and employees of Solta to the same extent such persons are indemnified as of the date of the Merger Agreement by Solta pursuant to Solta’s organizational documents and indemnification agreements, if any, with any directors, officers or employees of Solta for acts or omissions occurring at or prior to the Effective Time and (ii) advance expenses as incurred to the extent provided for under such indemnification agreements.

The Merger Agreement also provides that VPI and the Surviving Corporation will indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions. VPI will cause the Surviving Corporation to provide, for not less than six years from and after the Effective Time, Solta’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than Solta’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by Solta prior to the date of the Merger Agreement. VPI may substitute a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance, or if VPI does not make such a substitution, then Solta may substitute a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance for a premium not to exceed 300% of the last annual premium.

Reasonable Best Efforts. The Merger Agreement requires VPI, the Purchaser and Solta to cooperate and use their reasonable best efforts to promptly:

•	take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions;

•	obtain all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from any Governmental Entity and the making of all other necessary registrations and filings;

•	obtain all consents, approvals or waivers from third parties necessary to consummate the Transactions;

•	prepare the information statement and any other documents that may be required to be filed with the SEC;

•	execute and deliver any additional instruments reasonably necessary to consummate the Transactions and to fully carry out the purpose of the Merger Agreement; and

•	provide all information concerning such party, its subsidiaries and its affiliates as well as the officers, directors, employees and partners of its subsidiaries and affiliates, in each case, as may be reasonably requested in connection with the foregoing.

The Merger Agreement requires that each party make, in cooperation with the other parties, to the extent applicable and as promptly as practicable, (i) a filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the Transactions and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under applicable federal, state or foreign statute, rule, regulation, order, decree, administrative and judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment (together with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, each a “Competition Law” and, collectively, the “Competition Laws”) relating to the Transactions. In addition, each party will use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the FTC or any other Governmental Entities, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Entity.

Pursuant to the Merger Agreement, each party will use its reasonable best efforts to furnish to each other party all information required for any filing, form, declaration, notification, registration and notice with respect to Competition Laws and the Transactions. Each party will also give the other parties reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Entity in connection therewith, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication, understanding or agreement with any Governmental Entity with respect to the Transactions. The parties have agreed that they will not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or inquiry with respect to Competition Laws and the Transactions without giving the other parties prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend and/or participate.

The Merger Agreement requires that the parties each use their respective reasonable best efforts (i) to avoid the entry of any judgment that would restrain, prevent or delay the closing of the Merger, (ii) to eliminate every impediment under any Competition Law that may be asserted by any Governmental Entity so as to enable the Closing of the Merger to occur as soon as reasonably possible (and in any event no later than April 15, 2014) and (iii) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

The Merger Agreement provides that, notwithstanding anything to the contrary in the Merger Agreement, none of VPI, Valeant, Solta or any of their respective affiliates will be required, in order to resolve any objections asserted under Competition Laws by any Governmental Entity with respect to any of the Transactions, to divest any of its businesses, product lines or assets, hold separate or take or agree to take any other action or agree to any limitation or restriction if such action would, or would reasonably be expected to, materially and adversely impair the overall benefits expected to be realized by Valeant, VPI and their subsidiaries, taken as a whole, from consummation of the Transactions.

Litigation. Solta will give VPI the opportunity to participate in (at VPI’s expense), review and comment on all material filings or responses to be made by Solta in the defense or settlement of any stockholder litigation against Solta and its directors relating to the any of the Transactions (“Stockholder Litigation”). Solta will consider these comments in good faith. Solta will give VPI the opportunity to consult with Solta prior to the settlement of any Stockholder Litigation. The Merger Agreement requires VPI’s prior written consent (which will not be unreasonably withheld, conditioned or delayed) for settlements involving payments in excess of certain dollar thresholds. However, Solta may not enter into any settlement (regardless of settlement amount) without VPI’s prior written consent (which VPI may withhold in its sole discretion), if the settlement does not include a full release of the Solta, VPI, Valeant and their Affiliates or if the settlement imposes an injunction or other equitable relief upon Solta, VPI, Valeant or any of their Affiliates (or, after the Effective Time, the Surviving Corporation).

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each of VPI, the Purchaser and Solta to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the Merger of the following conditions:

•	no law has been enacted or promulgated after the date of the Merger Agreement which prohibits the consummation of the Merger and there is no order issued by a Governmental Entity in effect prohibiting consummation of the Merger; and

•	the Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated and the transaction abandoned at any time prior to the Effective Time:

•	by the mutual written consent of VPI and Solta;

•	by either of VPI or Solta:

•	if the Offer Closing has not occurred by April 15, 2014 (provided that this right to terminate will not be available to any party whose failure to perform its obligations under the Merger Agreement has been the cause of the failure of the Offer to close) (an “Outside Date Termination”); or

•	if any law has been enacted or governmental order issued which prohibits the consummation of the Merger (provided that this right to terminate will not be available to any party if the order was primarily due to such party’s failure to perform any obligation under the Merger Agreement).

•	by VPI:

•	at any time prior to the Offer Closing, if the Solta Board makes a Solta Adverse Recommendation Change (a “Changed Recommendation Termination”);

•	if, prior to the Offer Closing, Solta breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a failure of the Bring-down Condition or the Covenant Condition, each as defined and described in Section 15—“Conditions of the Offer” and (ii) is not curable or has not been cured before the earlier of April 15, 2014 or twenty business days following receipt of written notice of such breach or failure to perform (a “Breach Termination”);

•	if the Solta Board fails to publicly reaffirm the Solta Recommendation within five business days of VPI’s written request for such a reaffirmation (a “Failed Reaffirmation Termination”);

•	if, prior to the Offer Closing, Solta breaches any of its non-solicitation covenants pursuant to the Merger Agreement (other than (i) any materially cured breaches thereof, which breaches have not resulted in any meaningful harm to VPI and were cured prior to the delivery of the termination notice or (ii) any immaterial or inadvertent breaches) (a “Non-Solicitation Violation Termination”); or

•	if, at the Expiration Time, VPI is not required to extend the Offer pursuant to the Merger Agreement and any of the conditions to the Offer contained in the Merger Agreement have not been satisfied.

•	by Solta:

•	if, prior to the Offer Closing, VPI or the Purchaser breaches in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to prevent or materially delay the consummation by VPI or the Purchaser of the Transactions and (ii) is not curable or has not been cured before the earlier of April 15, 2014 or 20 business days following the date VPI receives written notice of such breach or failure to perform;

•	at any time prior to the Offer Closing, to accept and enter into a binding agreement with respect to a Superior Proposal; so long as Solta has not breached any of its non-solicitation covenants pursuant to the Merger Agreement (other than (i) any materially cured breaches, which breaches have not resulted in any meaningful harm to VPI and were cured prior to the delivery of the termination notice, or (ii) any immaterial or inadvertent breaches thereof) and Solta has paid the Termination Fee and otherwise complied with its obligations relating to the Termination Fee (a “Superior Proposal Termination”); or

•	if the Purchaser fails to commence the Offer within ten business days following the date of the Merger Agreement or if the Purchaser fails to consummate the Offer in accordance with the terms of the Offer and the Merger Agreement; provided, that the reason for the Purchaser’s failure to consummate the Offer is not proximately caused by Solta’s breach of the Merger Agreement.

Termination Fee. The Merger Agreement contemplates that a termination fee of $8,750,000 (the “Termination Fee”) will be payable by Solta to VPI under any of the following circumstances:

•	(i) prior to the Offer Closing, a Company Takeover Proposal has been made to Solta and such Company Takeover Proposal becomes publicly known prior to the Offer Closing or has been made directly to the stockholders of Solta generally prior to the Offer Closing or any person has publicly announced an intention to make a Company Takeover Proposal, (ii) thereafter VPI effects a Breach Termination and (iii) within 12 months after such termination, Solta enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or

•	(i) prior to the Offer Closing, a Company Takeover Proposal has been made to Solta or has been made directly to the stockholders of Solta generally or has otherwise become publicly known or any person has publicly announced an intention to make a Company Takeover Proposal, (ii) thereafter VPI or Solta effects an Outside Date Termination and (iii) within 12 months after such termination, Solta enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or

•	VPI effects (i) a Changed Recommendation Termination, (ii) a Failed Reaffirmation Termination or (iii) a Non-Solicitation Violation Termination; or

•	Solta effects a Superior Proposal Termination.

For the purposes of determining whether Solta must pay the Termination Fee to VPI, “Company Takeover Proposal” has the meaning described in this Section 12 above except that all references to 15% will be deemed references to 50%.

Absent fraud, the Termination Fee will be the sole and exclusive remedy available to VPI and the Purchaser against Solta and its affiliates with respect to the Merger Agreement in the event the Termination Fee becomes due and payable under the terms of the Merger Agreement. If Solta fails promptly to pay the Termination Fee, and, to obtain such payment, VPI commences a suit which results in a judgment against Solta for Termination Fee, Solta will pay to VPI its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit.

The Tender Agreements

In connection with the Merger Agreement, on December 15, 2013, VPI and the Purchaser entered into the Tender Agreements with the Tendering Stockholders, pursuant to which the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented approximately 7.6% of all outstanding Shares on such date.

The following description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender Agreements, you are encouraged to read the full text of the Tender Agreements. The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements, were made as of specific dates, were made solely for the benefit of the parties to the Tender Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreements.

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, validly and irrevocably tender pursuant to the Offer all of the Shares owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Shares in accordance with the Tender Agreements or otherwise complying with its obligations under the Tender Agreements.

If the Tendering Stockholders acquire any Shares after the tenth business day following the commencement of the Offer, the Tendering Stockholders will validly tender pursuant to the Offer such Shares on or prior to the

Expiration Date. The Tendering Stockholders have agreed that after the Shares are tendered pursuant to the Offer, the Tendering Stockholders will not withdraw the tender of such Shares unless the Offer will have been terminated prior to the Expiration Date in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms.

The Tender Agreements will automatically terminate on the earliest of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Offer Closing and (iii) any modification to certain terms of the Offer as described in the Merger Agreement to which Solta has not consented and for which Solta’s consent is required.

The Confidentiality Agreement

On July 7, 2012, Valeant and Solta entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”) in connection with Valeant’s consideration of a possible transaction with or involving Solta. Under the Confidentiality Agreement, Valeant agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Solta. On October 31, 2013, Valeant and Solta entered into an agreement to extend the Confidentiality Agreement through July 7, 2014 (the “Extension Agreement”). The foregoing summary description of the Confidentiality Agreement and the Extension Agreement does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and the Extension Agreement and is qualified in its entirety by reference to the Confidentiality Agreement and the Extension Agreement, copies of which are attached as exhibits to the Schedule TO.

13. Purpose of the Offer; No Stockholder Approval; Plans for Solta.

Purpose of the Offer. The purpose of the Offer and the Merger is for VPI, through the Purchaser, to acquire control of, and the entire equity interest in, Solta, while allowing Solta’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. Pursuant to the Merger, VPI will acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Solta will be a wholly owned subsidiary of VPI.

Stockholders of Solta who tender their Shares pursuant to the Offer will cease to have any equity interest in Solta or any right to participate in its earnings and future growth after the Offer Closing. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Solta. On the other hand, after tendering their Shares pursuant to the Offer or the subsequent Merger, stockholders of Solta will not bear the risk of any decrease in the value of Shares.

No Stockholder Approval. If the Offer is consummated, we do not anticipate seeking the approval of Solta’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Solta, in accordance with Section 251(h) of the DGCL.

Plans for Solta. Assuming the Purchaser purchases a majority of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, VPI is entitled to, and if the Merger is not effected pursuant to Section 251(h) of the DGCL promptly following the consummation of the Offer, currently intends to, exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Solta Board. Solta has agreed that, upon the request of VPI at any time following the closing of the Offer, Solta will take all actions necessary to effect the appointment of VPI’s designees and as required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, including mailing to Solta’s stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See “The Transaction Agreements—Directors” above. At the Effective Time, the Certificate of Incorporation and the Bylaws of the Surviving Corporation will be amended to read as the Certificate of Incorporation and the Bylaws of the Purchaser read immediately prior to the Effective Time until thereafter changed or amended in accordance with applicable law. The Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their successors have been elected or appointed. See Section 12—“The Transaction Agreements—Organizational Documents, Directors and Officers of the Surviving Corporation” above.

VPI and the Purchaser are conducting a detailed review of Solta and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. VPI and the Purchaser will continue to evaluate the business and operations of Solta during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, VPI intends to review such information as part of a comprehensive review of Solta’s business, operations, capitalization and management with a view to optimizing development of Solta’s potential in conjunction with Solta’s or VPI’s existing businesses. Possible changes could include changes in Solta’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and VPI, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Solta Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Valeant, VPI and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Solta, the disposition of securities of Solta, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Solta or its subsidiaries or the sale or transfer of a material amount of assets of Solta or its subsidiaries.

14. Dividends and Distributions.

The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, except as otherwise consented to by VPI in writing (which consent will not be unreasonably withheld, conditioned or delayed), Solta will not, and will not permit any of its subsidiaries to, declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity interests except for dividends and distributions by a direct or indirect wholly owned subsidiary to its parent.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser will not be required to, and VPI will not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

(i)	there shall have been validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Date) which, when added to the Shares, if any, already owned by VPI, the Purchaser or any of their respective subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares that Solta would be required to issue pursuant to the conversion or exercise of all options, warrants, rights and securities convertible into or exercisable for Shares or otherwise) on the Expiration Date (the “Minimum Tender Condition”);

(ii)	the applicable waiting period (and any extension thereof) applicable to the consummation of the Offer or the Merger under the HSR Act shall have expired or been terminated on the Expiration Date (the “Regulatory Condition”);

(iii)	there shall not be existing any (A) temporary restraining order or preliminary injunction or (B) pending Litigation by any Governmental Entity of competent jurisdiction that, in the case of clauses (A) and (B), (1) challenges or seeks to enjoin or materially delay the Offer Closing or the consummation of the other Transactions or (2) imposes or seeks to impose any Adverse Regulatory Requirement as a condition to the expiration or termination of the waiting period under the HSR Act;

(iv)	no applicable Law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any foreign jurisdiction shall be and remain in effect that (A) has the effect of making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions (including the Tender Agreements) or (B) imposes or seeks to impose any Adverse Regulatory Requirement as a condition to the expiration or termination of the waiting period under the HSR Act;

(v)	(A) the representations and warranties of Solta set forth in clause (i) of Section 4.1(a) (Organization, Standing and Corporate Power), Section 4.3 (Authority), Section 4.20 (Brokers) and Section 4.25 (Takeover Statutes) of the Merger Agreement shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), (B) the representations and warranties of Solta set forth in Section 4.2(a) (Capitalization) of the Merger Agreement, the first two sentences of Section 4.2(b) (Capitalization) and Section 4.2(f) (Capitalization) of the Merger Agreement shall be true and correct in all but de minimis respects, both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct in all but de minimis respects on and as of such earlier date), (C) the representations and warranties of Solta in set forth in clause (b) of Section 4.10 (Absence of Company Material Adverse Effect) of the Merger Agreement shall be true and correct in all respects, both as of the date of the Merger Agreement and at all times prior to the Offer Closing Date as though made at and as of such time (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties will be true and correct in all respects on and as of such earlier date) and (D) the representations and warranties of Solta contained in the Merger Agreement (other than those referred to in clauses (A), (B) and (C)) (disregarding for purposes of this clause (D), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Merger Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Bring-down Condition”);

(vi)	Solta shall have performed in all material respects all obligations, agreements and covenants required to be performed by it under the Merger Agreement (or any failure to perform as such shall have been cured) at or prior to the Offer Closing Date (the “Covenant Condition”);

(vii)	since the date of the Merger Agreement there shall not have been any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(viii)	Solta shall have delivered to VPI a certificate, signed by the chief executive officer and chief financial officer of Solta, to the effect that each of the conditions specified in subparagraphs (v), (vi), and (vii) is satisfied;

(ix)	the Tender Agreements shall be valid, binding and enforceable on the parties thereto;

(x)	Solta shall not have entered into a definitive agreement or agreement in principal with any Person with respect to a Company Takeover Proposal;

(xi)	the Solta Board shall not have made a Company Adverse Recommendation Change; and

(xii)	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement.

The Merger Agreement provides that the conditions described above are in addition to, and not a limitation of, the rights of VPI and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The Merger Agreement further provides that the foregoing conditions are for the sole benefit of VPI and the Purchaser, may be asserted by VPI and the Purchaser regardless of the circumstances (including any action or inaction by VPI and the Purchaser, provided, that this does not relieve any party from any obligation or liability of such party under the Merger Agreement) giving rise to any such conditions and may be waived by VPI and the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by VPI and the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Capitalized terms used in this Section 15 and not otherwise defined will have the respective meanings assigned thereto in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on VPI’s and the Purchaser’s review of publicly available filings by Solta with the SEC and other information regarding Solta, VPI and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Solta and that might be adversely affected by the acquisition of Shares by the Purchaser or VPI pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or VPI pursuant to the Offer. In addition, except as set forth below, VPI and the Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Entity or administrative or regulatory agency that would be required for VPI’s and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, VPI and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Solta’s or VPI’s business or that certain parts of Solta’s or VPI’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions of the Offer.”

Legal Proceedings. On December 17, 2013, a suit entitled Rosier v. Solta Medical, Inc., et al., Civil Action No. 9170 was filed in the Court of Chancery of the State of Delaware. In addition, two suits have been filed in the California Superior State Court for the County of Alameda: on December 18, 2013, a suit entitled Lathrop v.

Covert, et al., Case No. HG13-707363, and on December 20, 2013, a suit entitled Walker v. Solta Medical, Inc., et al., Case No. RG13-707659. Each suit is a purported class action brought on behalf of the stockholders of Solta. The suits are substantially the same and allege that Solta and its directors breached fiduciary duties in connection with the proposed transaction, which plaintiffs allege does not appropriately value Solta, was the result of an inadequate process, and includes preclusive deal protection devices. The suits also claim that VPI, the Purchaser and Valeant aided and abetted these violations. The complaints purport to seek unspecified damages and injunctive relief. Valeant, VPI, the Purchaser and Solta believe the claims are without merit and intend to defend against them vigorously.

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to VPI by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties are preparing and will promptly file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by VPI, unless earlier terminated by the FTC and the Antitrust Division or VPI receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of VPI’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with VPI’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Solta is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Solta’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares in the Offer and the Merger, (ii) the divestiture of Shares purchased in the Offer and Merger or (iii) the divestiture of substantial assets of VPI, Solta or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions of the Offer.”

VPI and Solta also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which VPI and Solta are engaged, VPI and the Purchaser believe that no mandatory antitrust premerger notification filing are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which Solta is engaged, VPI and the Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, VPI and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15—“Conditions of the Offer.”

No Stockholder Approval. Solta has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Solta and the consummation by Solta of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Solta, and no other corporate proceedings on the part of Solta are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than the filing and recordation of appropriate merger documents as required by the DGCL). If the Offer is consummated, we do not anticipate seeking the approval of Solta’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Solta, VPI and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of Solta to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Solta has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date.

Solta has represented to us in the Merger Agreement that the Solta Board (at a meeting or meetings duly called and held) has approved, for purposes of the DGCL and any other “interested stockholder” or other similar statute or regulation that might be deemed applicable, the Offer, the Merger, the Merger Agreement, the Tender Agreements and the other agreements and transactions referred to therein and the transactions contemplated thereby. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, or another applicable provision of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be the same, more or less than the price that we are offering to pay you in the Offer.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights and is qualified in its entirety by reference to Delaware law, including Section 262 of the DGCL.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither VPI nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Fees and Expenses.

Valeant, VPI and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent (the “Information Agent”) and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Valeant, VPI nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Valeant, VPI and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Valeant, VPI and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Solta’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Valeant, VPI, the Purchaser, Solta or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Valeant, VPI or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International

Sapphire Subsidiary Corp.

December 23, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

VALEANT, VPI AND THE PURCHASER

1. Directors and Executive Officers of Valeant, VPI and the Purchaser. The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of VPI and the Purchaser and certain other information are set forth below. The business address of each such director and executive officer is c/o Valeant Pharmaceuticals International, Inc., 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8, and the current phone number is 514-744-6792.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. J. Michael Pearson Canada Director of VPI, President of VPI, Director of the Purchaser and President and CEO of the Purchaser	Mr. Pearson has been the Chief Executive Officer (“CEO”) of Valeant and serving on the board of directors of Valeant since September 2010 and the Chairman of the Board since March 2011. He is President of VPI and a member of the board of directors of VPI. He is President and CEO of the Purchaser and a member of the board of directors of the Purchaser. From February 2008 to September 2010, he was the chairman of the board and CEO of VPI. Prior to that, Mr. Pearson served on the board of directors of McKinsey & Company (“McKinsey”), located at 600 Campus Drive, Florham Park, New Jersey 07932, United States, until he left to join VPI. He joined McKinsey in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Mr. Howard B. Schiller United States Director of VPI, Executive Vice President and CFO of VPI, Director of the Purchaser and Treasurer of the Purchaser	Mr. Schiller has been the Chief Financial Officer (“CFO”) of Valeant since December 2011 and has been serving on the board of directors of Valeant since September 2012. He is Executive Vice President and CFO of VPI and a member of the board of directors of VPI. He is Treasurer of the Purchaser and a member of the board of directors of the Purchaser. Mr. Schiller joined Valeant following a 24-year career at the Goldman Sachs Group, Inc. (“Goldman Sachs”), a global investment banking firm, located at 200 West Street New York, NY 10282. From 2009 to 2010, Mr. Schiller was the chief operating officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Mr. Robert R. Chai-Onn United States and Jamaica Director of VPI, Executive Vice President, General Counsel and Corporate Secretary of VPI, Director of the Purchaser and Secretary of the Purchaser	Mr. Chai-Onn has been Executive Vice President, General Counsel and Corporate Secretary of Valeant since September 2010 and effective March 28, 2012, he became Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development of Valeant. He is Executive Vice President, General Counsel and Corporate Secretary of VPI and a member of the board of directors of VPI. He is Secretary of the Purchaser and a member of the board of directors of the Purchaser. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel and Assistant Corporate Secretary at VPI.

2. Directors and Executive Officers of Valeant. The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Valeant and certain other information are set forth below. The business address of each such director and executive officer is c/o Valeant Pharmaceuticals International, Inc., 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8, and the current phone number is 514-744-6792.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Ronald H. Farmer Canada Director	Mr. Farmer has been serving on the board of directors of Valeant since August 2011. Since 2003, Mr. Farmer has been the Managing Director of Mosaic Capital Partners, a Toronto-based holding company, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, with interests in several private companies in Canada and the United States. Mr. Farmer is also Director Emeritus of McKinsey where he spent 25 years in the Toronto and New York offices, located at 110 Charles Street West, Toronto, ON, Canada, M5S 1K9, and 55 East 52nd Street, 21st Floor, New York, NY 10022, respectively, prior to his retirement in 2003. At McKinsey, he worked with leading global corporations in a variety of industries on strategy and organization challenges and held a number of leadership positions, including serving as a Managing Partner of the Canadian practice from 1991 to 1997 and co-leading its Global eBusiness practice. He served on McKinsey’s Shareholder Council (board of directors). Mr. Farmer is a director on several private company boards including Integran Technologies, located at 6300 Northam Drive, Mississauga, ON, Canada, L4V 1H7, and PowerMetal Technologies, located at 2726 Loker Avenue West, Carlsbad, CA 92010. He has also been a director of the Bank of Montreal, located at 100 King Street West, 1 First Canadian Place, Toronto, ON, Canada, M5X 1A1, since 2003 where he serves on the audit, nominating and governance, and human resources committees. He also serves on the Advisory Council of the Schulich School of Business, located at 4700 Keele Street, Toronto, ON, Canada, M3J 1P3. He is a former director of Afexa Life Sciences Inc., located at 9604 20th Avenue, Edmonton, AB, Canada, T6N 1G1.

Mr. Fred Hassan United States Director	Mr. Hassan is a Partner and Managing Director with the private equity firm, Warburg Pincus, located at 450 Lexington Ave, New York, NY 10017. He is also a Board member of Time Warner, located at 1 Time Warner Ctr, New York, NY 10019. Mr. Hassan is the former Chairman of the Board and Chief Executive Officer of Schering-Plough Corporation (now Merck & Co), located at One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889. Prior to joining Schering-Plough in April 2003, Mr. Hassan was Chairman and Chief Executive Officer of Pharmacia Corporation (now Pfizer, Inc.), located at 235 East 42nd Street, New York, NY 10017—a company that was formed in March 2000 as a result of the merger of Monsanto Company and Pharmacia & Upjohn. Mr. Hassan joined Pharmacia & Upjohn as Chief Executive Officer in 1997. Previously, Mr. Hassan was Executive Vice President of Wyeth, formerly known as American Home Products (now Pfizer, Inc.), located at 235 East 42nd Street, New York, NY 10017, with responsibility for its pharmaceutical and medical products business. He was elected to Wyeth’s Board of Directors in 1995. Earlier in his career, Mr. Hassan spent 17 years with Sandoz Pharmaceuticals (now part of

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Novartis International AG), located at 230 Park Avenue, 21st Floor, New York, NY 10169, and headed its U.S. pharmaceuticals business. Mr. Hassan received a B.S. degree in chemical engineering from the Imperial College of Science and Technology at the University of London and an M.B.A. from Harvard Business School. Mr. Hassan has chaired three significant pharmaceutical industry organizations—The Pharmaceutical Research and Manufacturers of America (PhRMA), located at 950 F Street, NW Suite 300, Washington, D.C. 20004, The International Federation of Pharmaceutical Manufacturers Associations (IFPMA), located at 15, Chemin Louis-Dunant, PO Box 1951211 Geneva, Switzerland, and the HealthCare Institute of New Jersey (HINJ), located at 120 Albany Street, Tower One, Suite 505, New Brunswick, NJ 08901. Mr. Hassan is also a member of The Business Council.

Mr. Robert A. Ingram United States Lead Director	Mr. Ingram has been serving on the board of directors of Valeant since September 2010, was the Lead Director from September 2010 to December 2010, was the Chairman of the Board from December 2010 to March 2011 and is now Lead Director. Since January 2007, Mr. Ingram has been a general partner at Hatteras Venture Partners, a venture capital firm with a focus on biopharmaceuticals, medical devices, diagnostics and related opportunities in human medicine, located at 280 South Mangum Street, Suite 350, Durham, NC 27701. Since January 2010, he has served as a special advisor to the CEO of GlaxoSmithKline (“GSK”), located at 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom. He served as Vice Chairman Pharmaceuticals of GSK from 2002 through 2009 and Chief Operating Officer and President of Pharmaceutical Operations, CEO of Glaxo Wellcome plc from October 1997 to December 2000 and chairman of the board of Glaxo Wellcome Inc., Glaxo Wellcome plc’s U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was President and CEO of Glaxo Wellcome Inc. from October 1997 to January 1999. Mr. Ingram is also a member of the Board of Advisors for the H. Lee Moffitt Cancer Center and Research Triangle Institute, located at 12902 Magnolia Drive, Tampa, FL 33612, as well as Chairman of the Board, Research Triangle Foundation of North Carolina, located at 12 Davis Drive, Research Triangle Park, NC 27709, and Glaxo North Carolina Foundation, located at 5 Moore Drive, Research Triangle Park, NC 27709. Mr. Ingram currently serves on the boards of Edwards Life Sciences Corporation (member of compensation committee), located at One Edwards Way, Irvine, CA 92614; and CREE, Inc. (lead director, member of compensation committee and governance and nominations committee), located at 4600 Silicon Drive, Durham, NC 27703. He is a former chairman of the board of Elan Corporation, plc , located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Mr. Ingram is a former director of Allergan Inc., located at 2525 Dupont Drive, Irvine, CA 92612; Misys plc, One Kingdom Street, Paddington, London, W2 6BL UK; Nortel Networks Corporation (“Nortel”), located at 5945 Airport Road, Suite 360, Mississauga, ON, Canada, L4V 1R9; Wachovia Corporation (now Wells Fargo & Company, located at 420 Montgomery Street, San Francisco, CA 94163); OSI Pharmaceuticals, Inc., located at 1 Bioscience Park Drive, Farmingdale, NY 11735; Lowe’s Companies,

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

located at 1000 Lowe’s Blvd., Mooresville, NC 28117; Pharmaceuticals Product Development Inc., 929 North Front Street, Wilmington, NC 28401-3331; and VPI.

Mr. Theo Melas-Kyriazi Greece Director	Mr. Melas-Kyriazi has been serving on the board of directors of Valeant since September 2010. He has been the Chief Financial Officer of Levitronix Technologies LLC, a worldwide leader in magnetically levitated bearingless motor technology, located at Technoparkstrasse 1 CH-8005 Zurich, Switzerland, since 2011, and served as the Chief Financial Officer of its affiliate, Levitronix LLC since 2006. He was the Chief Financial Officer of Thermo Electron Corporation, located at 81 Wyman Street, Waltham, MA 02451, from January 1999 through October 2004. Mr. Melas-Kyriazi was a Vice President of Thermo Electron Corporation during 1998, in charge of corporate strategy; he served as the CEO of Thermo Spectra Corporation, a publicly traded majority-owned subsidiary of Thermo Electron, from 1994 to 1998, and was Treasurer of Thermo Electron and all of its publicly traded subsidiaries from 1988 to 1994. Mr. Melas-Kyriazi currently serves on the board of directors of Moderna Therapeutics, Inc., located at 200 Tech Square, Cambridge, MA 02139; and GeNO, LLC, located at 45 First Avenue, Waltham, MA 02451. He is a former director of VPI, Helicos BioSciences Corporation, located at One Kendall Square, Building 200, Cambridge, MA 02139; Cyberkinetics Neurotechnology Systems, Inc., located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035; and Glenrose Instruments Inc., located at 45 First Avenue, Waltham, MA 02451.

Mr. G. Mason Morfit United States and United Kingdom Director	Mr. Morfit, CFA, has been serving on the board of directors of Valeant since September 2010. He is currently the President of ValueAct Capital, a privately owned investment firm, located at 435 Pacific Avenue, 4th Floor, San Francisco, CA 94133. Prior to joining ValueAct Capital in January 2001, Mr. Morfit worked in equity research for Credit Suisse First Boston, located at One Federal Street, Boston, MA 02110, for more than two years, where he supported the senior healthcare services analyst, covering fifteen companies in the managed care and physician services industries. He is a former director of Afexa Life Sciences Inc., located at 9604 20th Avenue, Edmonton, AB, Canada, T6N 1G1.; C.R. Bard, Inc., located at 730 Central Avenue, Murray Hill, NJ 07974; Immucor, Inc., located at 3130 Gateway Drive, Norcross, GA 30071; Advanced Medical Optics, Inc., located at 1700 E. St. Andrew Place, Santa Ana, CA 92705; MSD Performance, Inc., located at 1490 Henry Brennan Drive, El Paso, TX 79936; and Solexa, Inc., located at 5200 Illumina Way, San Diego, CA 92122. He has a B.A. from Princeton University, and is a CFA charterholder.

Mr. J. Michael Pearson Canada Chairman of the Board and CEO	Mr. Pearson has been the CEO of Valeant and serving on the board of directors of Valeant since September 2010 and the Chairman of the Board since March 2011. He is President of VPI and a member of the board of directors of VPI. He is President and CEO of the Purchaser and a member of the board of directors of the Purchaser. From February 2008 to September 2010, he was the chairman of the board and CEO of VPI. Prior to that, Mr. Pearson served on McKinsey’s board of directors until he left to join VPI. He joined McKinsey, located at 600 Campus Drive,

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Florham Park, New Jersey 07932, United States, in 1984, and over a 23-year career, he worked with leading CEOs and was an integral driver of major turnarounds, acquisitions and corporate strategy. Within McKinsey, Mr. Pearson held various positions, including head of its global pharmaceutical practice and head of its mid-Atlantic region.

Mr. Robert N. Power United States Director	Mr. Power has been serving on the board of directors of Valeant since August 2008. Mr. Power was a faculty member at The Wharton School of Business, University of Pennsylvania, located at 320 Steinberg Hall—Dietrich Hall, Philadelphia, PA 19104, where he taught multinational marketing from 2009 to 2011. Mr. Power has over 25 years’ experience working in the pharmaceutical and biotechnology industry through a number of leadership positions with Wyeth, beginning in 1985 through 2007, including Director—New Product Development, Managing Director—U.K./Ireland, Vice President—Global Marketing, President—Europe, Middle East, Africa, President—International and Executive Vice President—global Business Operations.

Ms. Norma A. Provencio United States Director	Ms. Provencio has been serving on the board of directors of Valeant since September 2010. She has been president and owner of Provencio Advisory Services, Inc., a healthcare financial and operational consulting firm, located at 1067 Park View Drive Covina, CA 91724, since October 2003. From May 2002 to September 2003, she was Partner-in-Charge of the Healthcare Industry for the Pacific Southwest for KPMG LLP, located at 345 Park Avenue, New York, NY 10154-0102. From 1979 to May 2002, she was with Arthur Andersen, and was Partner-in-Charge of Arthur Andersen’s Pharmaceutical, Biomedical and Healthcare Practice for the Pacific Southwest from November 1995 to May 2002. Ms. Provencio is currently a member of the Board of Regents of Loyola Marymount University, located at 1 LMU Drive, Los Angeles, CA 90045, and of the board of Beazer Homes (chair of audit committee and member of compensation committee), located at 1000 Abernathy Road, Suite 260, Atlanta, GA 30328. In addition, Ms. Provencio is a former director of VPI; International Aluminum Corporation, located at 9151 East Imperial Highway, Downey, CA 90242; and Signalife, Inc., located at 14942 Gault Street, Van Nuys, CA 91405.

Mr. Howard B. Schiller United States Director and CFO	Mr. Schiller has been the Executive Vice President and CFO of Valeant since December 2011 and has been serving on the board of directors of Valeant since September 2012. He is Executive Vice President and CFO of VPI and a member of the board of directors of VPI. He is Treasurer of the Purchaser and a member of the board of directors of the Purchaser. Mr. Schiller joined Valeant following a 24-year career at Goldman Sachs, a global investment banking firm, located at 200 West Street New York, NY 10282. From 2009 to 2010, Mr. Schiller was the chief operating officer for the Investment Banking Division of Goldman Sachs, responsible for the management and strategy of the business. From 2003 to 2009, he was responsible for the global healthcare, consumer products, retail, industrial and natural resource businesses in the Investment Banking Division of Goldman Sachs. During his 24 years at Goldman Sachs, he advised large multinational companies on strategic transactions, financings, restructuring and leveraged buyouts.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mr. Lloyd M. Segal Canada Director	Mr. Segal has been serving on the board of directors of Valeant since December 2007. Since February 2010, Mr. Segal has been a General Partner at Persistence Capital Partners, a healthcare focused private equity fund, located at 500 Sherbrooke Street West, Suite 500, Montreal, QC, Canada, H3A 3C6. From 1998 to 2008, he served as President and CEO of Caprion Pharmaceuticals, located at 201 avenue President-Kennedy Suite 3900, Montreal, QC, Canada, H2X 3Y7, which became Thallion Pharmaceuticals, Inc. in 2007, where he served as chairman of the board until August, 2013. He was previously a management consultant with McKinsey, located at 55 East 52nd Street, 21st Floor, New York, NY 10022, and President and CEO of Advanced Bioconcept Ltd. Mr. Segal currently serves on the board of GBC American Growth Fund, Inc., located at 1002 Sherbrooke Street West, Suite 1700, Montreal, QC, Canada, H3A 3S4, and on the Advisory Council of the School of Science at Brandeis University located at 415 South Street, Waltham, MA 02453.

Ms. Katharine B. Stevenson United States and Canada Director	Ms. Stevenson has been serving on the board of directors of Valeant since September 2010. Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She was formerly a senior executive of Nortel, located at 8200 Dixie Road, Suite 100, Brampton, ON L6T 5P6, Canada, and formerly in Ontario, Canada, from 1995-2007 and has over 20 years of experience as a senior financial executive in Canada and the United States. Ms. Stevenson was responsible for all treasury activity at Nortel, including global treasury operations, corporate and structured finance, credit, and risk management. Prior to joining Nortel, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc., located at 270 Park Avenue New York, NY 10017-2014. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is currently a member of the board of directors of CAE Inc. (chair of audit committee), located at 8585 Chemin de la Côte de Liesse, Saint-Laurent, QC H4T 1G6, Canada; Open Text Corporation (member of audit committee), located at 275 Frank Tompa Drive, Waterloo, ON, Canada, N2L OA1; and the Canadian Imperial Bank of Commerce (member of audit committee), located at Commerce Court, Toronto, ON, Canada, M5L 1A2. She formerly was a director of Afexa Life Sciences, Inc., located at 9604 20th Avenue, Edmonton, AB, Canada, T6N 1G1.; and OSI Pharmaceuticals Inc. (acquired by AstellasPharma, Inc. in 2010), located at One Bioscience Park Drive, Farmingdale, NY 11735. Ms. Stevenson is also a past Chair and Governor of The Bishop Strachan School, located at 298 Lonsdale Road, Toronto, ON, Canada M4V 1X2, and a Vice Chair and Governor of the University of Guelph, located at 50 Stone Road East Guelph, ON, Canada, N1G 2W1. She has received her ICD.D, the professional designation for directors in Canada.

Mr. Robert R. Chai-Onn United States and Jamaica Executive Vice President, General Counsel and Corporate Secretary	Mr. Chai-Onn has been Executive Vice President, General Counsel and Corporate Secretary of Valeant since September 2010 and effective March 28, 2012, he became Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development of Valeant.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

He is Executive Vice President, General Counsel and Corporate Secretary of VPI and a member of the board of directors of VPI. He is Secretary of the Purchaser and a member of the board of directors of the Purchaser. From 2004 to September 2010, Mr. Chai-Onn was Vice President, Assistant General Counsel and Assistant Corporate Secretary at VPI.

Mr. Laizer D. Kornwasser United States Executive Vice President/Company Group Chairman	Mr. Kornwasser joined Valeant in February 2013 as Executive Vice President/Company Group Chairman where he assumed responsibility for Valeant’s U.S. (excluding Medicis) and Canadian operations. Previously, he was a Senior Executive at Medco Health prior to its acquisition by Express Scripts. At Medco, he reported directly to the CEO and was a member of the Executive Committee. He served as Senior Vice President, Consumer Solutions and Retail Markets and was responsible for retail network and mail pharmacy products and strategy. He oversaw network pricing, negotiations, plan designs and programs that maximized the retail and mail channels. Mr. Kornwasser was also responsible for the integrated care solution for Medco’s six million members with diabetes. He joined Medco in August 2003, and was initially responsible for building a business development team, post spin-off from Merck & Co., Inc. Prior to joining Medco, Mr. Kornwasser held positions at Merrill Lynch & Co., Inc. and Coopers & Lybrand, and served as an associate professor at Yeshiva University. He has an MBA from Harvard Business School and a BS in Accounting from Yeshiva University.

Dr. Pavel Mirovsky (PhD) Czech Republic President and General Manager, Europe	Dr. Mirovsky was appointed to Valeant’s Executive Management Team in April 2013. A medical doctor by training, he has had a distinguished business career. Prior to joining PharmaSwiss, Dr. Mirovsky served as regional General Manager at IMS for Central & Eastern Europe, Near East/Middle East, North Africa, Benelux, Nordics and Portugal. Prior to IMS, he was President and CEO of Polpharma and also led Aventis’ operations in MENA and CEE in senior regional operational roles including Poland and the Baltics. Dr. Mirovsky began his career in the pharmaceutical industry at Rhone Poulenc Rorer, Czech Republic. He worked as an expert for the World Health Organization in Africa, as a visiting scientist at Harvard Medical School and as an assistant professor at University d’Oran in Algeria. He obtained his MD, PhD and Associate Professor degree from the Charles University in Prague and an MBA from the IFTG Prague. After graduation, he served in several positions at the Academy of Sciences and Postgraduate Medical School.

Mr. Brian M. Stolz United States Executive Vice President of Administration and Chief Human Capital Officer	Mr. Stolz has been Executive Vice President of Administration and Chief Human Capital Officer of Valeant since June 2011. Prior to joining VPI, from February 2009 through June 2011, Mr. Stolz was a Principal at ghSMART, a leadership consulting and advisory firm, located at 203 North LaSalle Street, Suite 2100, Chicago, IL 60601, where he worked with corporate and alternative investment clients on human resource issues. In this role, he assessed and trained C-Level executives and professionals, created and implemented hiring and performance evaluation processes and advised boards and investment committees on senior-level hires. Prior to joining ghSMART, from September 2004 to

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

February 2009, Mr. Stolz was a consultant at McKinsey, located at 55 East 52nd Street, 21st Floor, New York, NY 10022, and was a member of the McKinsey Pharmaceuticals and Medical Products group.

Mr. Daniel M. Wechsler United States Executive Vice President and Company Group Chairman, Ophthalmology and Eye Health	Mr. Wechsler has been executive vice president and company group chairman, ophthalmology and eye health for Bausch + Lomb since August 2013. In 2010, Mr. Wechsler first joined Bausch + Lomb as corporate vice president and global president, Pharmaceuticals. After Valeant completed its acquisition of Bausch + Lomb in August 2013, he joined Valeant to lead its ophthalmology and eye health division. Prior to joining Bausch + Lomb in 2010, Mr. Wechsler was head of U.S. Strategy, Commercial Model Innovation and Business Development for Merck & Co., a role to which he was appointed following the company’s acquisition of Schering-Plough Corporation in 2009. From 2005 to 2009, he was group vice president, Global Business Operations and Selling Excellence, for Schering-Plough, and a member of the global management team. Mr. Wechsler holds a master’s degree from the University of Rochester and a bachelor’s degree from the State University of New York at Brockport.

Mr. Ryan H. Weldon United States Executive Vice President/Company Group Chairman	Mr. Weldon has been Executive Vice President/Company Group Chairman of Valeant since December 2012. He served as Vice President & General Manager, Aesthetics from December 2011 to December 2012, and Vice President & General Manager, Neurology & Other from January 2010 to December 2011. He joined VPI in September 2008 and had held roles of Senior Director, Neurology and Director, Epilepsy.

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